EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

KW KINGFISHER LLC,

SPARROWS NEST LLC

and

SOTHERLY HOTELS INC.

Dated as of October 24, 2025

TABLE OF CONTENTS

i

EXHIBITS

Exhibit A — Form of REIT Opinion
Exhibit B — Bylaws
Exhibit C — Expenditure Budget

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of October 24, 2025, by and among SOTHERLY HOTELS INC., a Maryland corporation (the “Company”), KW KINGFISHER LLC, a Delaware limited liability company (“Parent”), and SPARROWS NEST LLC, a Maryland limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01(a) hereof.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein;

WHEREAS, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Merger Consideration except as otherwise provided in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement with Parent and Merger Sub; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement, and the approval of the Merger, by the stockholders of the Company; in each case, in accordance with the Maryland General Corporation Law (the “MGCL”);

WHEREAS, the Board of Directors of Parent and the Board of Managers of Merger Sub have each unanimously: (a) determined that it is in the best interests of Parent or Merger Sub, as applicable, and their respective equity holders, and declared it advisable, to enter into this Agreement with the Company; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in each case, in accordance with the Maryland Limited Liability Company Act (the “MLLCA”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL and the MLLCA, at the Effective Time: (a) Merger Sub will merge with and into the Company (the “Merger”); (b) the separate corporate existence of Merger Sub will cease; and (c) the Company will continue its corporate existence under the MGCL as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 A.M., Memphis, Tennessee time, as soon as practicable (and, in any event, within three (3) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of the last to be satisfied or waived of the conditions to the Merger set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in ARTICLE VI, unless otherwise agreed in writing by the parties, in no event shall the Closing be required to occur prior to the date that is fifteen (15) Business Days after the Company Stockholders Meeting. The Closing shall take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto. The actual date of the Closing is hereinafter referred to as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent, and Merger Sub will cause the articles of merger (the “Articles of Merger”) to be executed, acknowledged, and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the relevant provisions of the MGCL and the MLLCA and shall make all other filings or recordings required under the MGCL and the MLLCA. The Merger will become effective at such time as the Articles of Merger have been duly filed with, and accepted for record by, the SDAT or at such later date or time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as may be agreed by the Company and Parent in writing and specified in the Articles of Merger in accordance with the MGCL and MLLCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MGCL and MLLCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the assets of the Company and Merger Sub, including any legacies which each would have been capable of taking transfer to, shall vest in, and devolve on the Surviving Corporation without further act or deed, and the Surviving Corporation shall be liable for all the debts and obligations of the Company and Merger Sub.

Section 1.05 Charter; By-Laws. At the Effective Time: (a) the charter of the Company (including any articles supplementary) (the “Charter”) shall be the charter of the Surviving Corporation until, subject to Section 5.07(a), thereafter amended in accordance with the terms thereof and applicable Law; and (b) the by-laws of the Company shall be amended and restated so as to read in their entirety as set forth on Exhibit B, and, as so amended and restated, shall be the by-laws of the Surviving Corporation until, subject to Section 5.07(a), thereafter amended in accordance with the terms thereof and applicable Law.

Section 1.06 Directors and Officers. The managers and officers of Merger Sub, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Charter and by-laws of the Surviving Corporation.

Section 1.07 Tax Treatment of the Merger. With respect to the Company Common Stock (including any Company Preferred Stock outstanding immediately prior to the Effective Time that a holder thereof elects to have converted, at the Effective Time, into Company Common Stock in accordance with the Charter upon exercise of conversion rights triggered by the closing of the Merger), the parties hereto hereby confirm, covenant and agree to treat the Merger, for United States federal income tax purposes (and any applicable state and local income tax purposes), as the taxable sale and purchase of such Company Common Stock. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 1.07, and no party shall take a position inconsistent with such treatment.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK; PAYMENT FOR SHARES

Section 2.01 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, or the Company or the holder of any equity securities of Parent, Merger Sub, or the Company:

(a) Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent or the Company or any of their respective direct or indirect wholly owned Subsidiaries as of immediately prior to the Effective Time (“Cancelled Shares”) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be converted into the right to receive $2.25 in cash, without interest (the “Merger Consideration”), subject to applicable withholding Tax.

(c) Cancellation of Shares. At the Effective Time, all shares of Company Common Stock will no longer be outstanding and all shares of Company Common Stock will be cancelled and retired and will cease to exist, and, subject to Section 2.01(a), each holder of: (i) a certificate formerly representing any shares of Company Common Stock (each, a “Certificate”); or (ii) any book-entry shares, which immediately prior to the Effective Time, represented shares of Company Common Stock (each, a “Book-Entry Share”) will, cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02 hereof.

(d) Conversion of Merger Sub Membership Interest. Each unit of membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and each such share shall continue to be owned by Parent.

(e) Treatment of Company Preferred Stock. After the Effective Time, each share of Company Preferred Stock outstanding immediately prior to the Effective Time that a holder thereof elects to have converted into Company Common Stock in accordance with the Charter upon exercise of conversion rights triggered by the closing of the Merger shall have only the rights, and be entitled to only the consideration, set forth in Section 5.15. All Company Preferred Stock outstanding immediately prior to the Effective Time that a holder thereof does not elect to have converted into Company Common Stock in accordance with the Charter will remain outstanding and subject to the terms of the Charter.

Section 2.02 Surrender and Payment.

(a) Paying Agent; Payment Fund. Prior to the Effective Time, Parent shall appoint a paying agent that is reasonably acceptable to the Company (the “Paying Agent”) to act as the agent for the purpose of paying the Merger Consideration for: (i) the Certificates; and (ii) the Book-Entry Shares, in each case with respect to Company Common Stock that is outstanding immediately prior to the Effective Time. At or promptly following the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, sufficient funds to pay the aggregate Merger Consideration that is payable in respect of all of the shares of Company Common Stock represented by the Certificates and the Book-Entry Shares (other than Cancelled Shares) (the “Payment Fund”) in amounts and at the times necessary for such payments. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 2.01(b), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Within five (5) Business Days after the Effective Time, Parent shall send, or shall cause the Paying Agent to send in accordance with the Paying Agent’s customary procedures, to each record holder of shares of Company Common Stock at the Effective Time, whose Company Common Stock was converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Surviving Corporation may reasonably specify) for use in such exchange.

(b) Procedures for Surrender; No Interest. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon: (i) surrender to the Paying Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Paying Agent; or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Book-Entry Share, as applicable, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.

(c) Investment of Payment Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Payment Fund will be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in: (i) obligations of or fully guaranteed by the United States; (ii) short-term commercial paper rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation; (iii) certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available); or (iv) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. No losses with respect to any investments of the Payment Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(d) Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(e) Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this ARTICLE II.

(f) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be returned to the Surviving Corporation (or, at the option of Parent, Parent), upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.02 prior to that time shall thereafter look only to the Surviving Corporation or Parent, as applicable (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest.

Notwithstanding the foregoing, neither the Surviving Corporation nor Parent shall be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Parent, Parent) free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.03 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur (other than the issuance of additional shares of capital stock of the Company as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.04 Withholding Rights. Each of the Paying Agent, Parent, Merger Sub, and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this ARTICLE II such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. To the extent that amounts are so deducted and withheld and timely remitted to the appropriate Governmental Entity by the Paying Agent, Parent, Merger Sub, or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, Parent, Merger Sub, or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 2.05 Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this ARTICLE II.

Section 2.06 Treatment of Stock-Based Compensation.

(a) Company Restricted Shares. The Company shall take all requisite action so that, at the Effective Time, each share of Company Common Stock subject to vesting, repurchase, or other lapse of restrictions (a “Company Restricted Share”) that is outstanding under any Company Stock Plan immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, vest in full and become free of restrictions and shall be cancelled and converted automatically, in accordance with the procedures set forth in this Agreement, into the right to receive from Parent and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the Merger Consideration less any Taxes required to be withheld with respect to such Company Restricted Share in accordance with Section 2.04; provided, that, for the avoidance of doubt, no Taxes will be withheld with respect to Merger Consideration to be paid in respect of shares that were outstanding under the ESOP.

(b) Resolutions and Other Company Actions. At or prior to the Effective Time, the Company, the Company Board, and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of Section 2.06(a) and Section 2.06(c) of this Section 2.06.

(c) Termination of Company Stock Plans. As of the Effective Time, the Company Stock Plans shall terminate, and the Company shall ensure that following the Effective Time, no participant in any Company Stock Plan or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

Section 2.07 Dissenters Rights. No dissenters’ or appraisal rights or rights of an objecting stockholder pursuant to the MGCL shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (“Company Disclosure Letter”), or (b) as disclosed in the Company SEC Documents (excluding from such Company SEC Documents (i) any risk factor disclosures (including those contained or referenced under the heading “Risk Factors” in any Company SEC Documents), (ii) disclosures about market risk in any Company SEC Documents, (iii) any disclosures contained or referenced in any “forward-looking statements” section in any Company SEC Documents or (iv) any other statement contained in any other section of the Company SEC Documents, in each case to the extent such disclosures or statements are predictive, non-specific, cautionary or forward-looking in nature) filed or furnished by the Company at least one (1) day prior to the date hereof, the Company represents and warrants to Parent and Merger Sub:

Section 3.01 Organization; Standing and Power; Organizational Documents; Subsidiaries.

(a) Organization; Standing and Power. The Company is a corporation, duly incorporated, validly existing, and in good standing under the Laws of Maryland, and has the requisite organizational power and authority to own, lease, and operate its assets and to carry on its business as it is now being conducted. Each Subsidiary of the Company is a corporation, limited liability company, limited partnership or other legal entity duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization, and has the requisite organizational power and authority to own, lease, and operate its assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Organizational Documents. The Company has delivered or made available to Parent a true and correct copy of the Charter, articles of incorporation (including any certificate of designations), certificate of organization, certificate of limited partnership, by-laws, agreements of limited partnership, limited liability company agreements or like organizational documents, each as amended to date (collectively, the “Organizational Documents”), of the Company and each of its Subsidiaries. Each of the Organizational Documents was duly adopted and is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents.

(c) Subsidiaries. Section 3.01(c) of the Company Disclosure Letter lists each of the Subsidiaries of the Company as of the date hereof and its place of organization. Section 3.01(c) of the Company Disclosure Letter sets forth, for each Subsidiary of the Company as of the date hereof: (i) the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding; (ii) the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that are owned, directly or indirectly, by the Company; (iii) whether such Subsidiary of the Company is treated as a partnership for federal, state, local, and non-U.S. income Tax purposes and whether such Subsidiary does or does not have a valid election under Section 754 of the

Code in place; (iv) whether such Subsidiary of the Company is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each a “Taxable REIT Subsidiary”). All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is owned directly or indirectly by the Company have been validly issued, were issued free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such capital stock or other equity or voting interests, except for any Liens: (A) imposed by applicable securities Laws; or (B) arising pursuant to the Organizational Documents of any non-wholly owned Subsidiary of the Company. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 3.02 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 69,000,000 shares of Company Common Stock; and (ii) 11,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”), of which (A) 1,851,5000 shares of Company Preferred Stock are classified and designated as 8.0% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”); (B) 1,700,000 shares of Company Preferred Stock are classified and designated as 7.875% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”); and (C) 1,242,000 shares of Company Preferred Stock are classified and designated as 8.25% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”). As of October 22, 2025 (the “Capitalization Date”), (i) 20,490,501 shares of Company Common Stock were issued and outstanding, (ii) 1,464,100 shares of Series B Preferred Stock were issued and outstanding, (iv) 1,346,110 shares of Series C Preferred Stock were issued and outstanding, and (v) 1,163,100 shares of Series D Preferred Stock were issued and outstanding. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and are free of any pre-emptive rights, rights of repurchase, rights of participation, or rights of first refusal, except: (A) as imposed by applicable securities Laws; or (B) arising pursuant to the Organizational Documents of the Company. No Subsidiary of the Company owns any shares of Company Common Stock. The Company does not have a “poison pill” or similar stockholder rights plan.

(b) Stock Awards.

(i) As of the date of this Agreement, an aggregate of 1,118,722 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Awards not yet granted under the Company Stock Plans. As of the date of this Agreement, 92,000 shares of Company Restricted Shares were issued and outstanding. Section 3.02(b)(i) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Company Equity Award granted under the Company Stock Plans and: (A) the name of the holder of such Company Equity Award; (B) the number of shares of Company Common Stock subject to such outstanding Company Equity Award; (C) if applicable, the exercise price, purchase price, or similar pricing of such Company Equity Award; (D) the date on which such Company Equity Award was granted or issued; and (E) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and non-assessable.

(ii) Except for the Company Stock Plans and as set forth in Section 3.02(b)(ii) of the Company Disclosure Letter, there are no Contracts to which the Company is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Common Stock, all outstanding Company Equity Awards, all outstanding warrants, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iii) There are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any Company Securities or Company Subsidiary Securities, except as set forth in the Organizational Documents of the Company. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company Securities or Company Subsidiary Securities.

(c) Voting Debt. There are no bonds, debentures, notes, or other indebtedness issued by the Company or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equity holders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(d) Company Subsidiary Securities.

(i) The Company is the sole general partner of the Partnership. The issued and outstanding equity interests of the Partnership consist of 24,463,911 units of Limited Partnership Interests (the “LP Interests”) of which (A) 20,281,084 are classified and designated as Common Units (the “Common Units”); (B) none are classified and designated as Series A Preferred Interests (the “Series A Preferred Interests”); (C) 1,464,100 are classified and designated as 8.0% Series B Cumulative Perpetual Redeemable Preferred Units (the “Series B Preferred Units”); (D) 1,346,110 are classified and designated as 7.875% Series C Cumulative Perpetual Redeemable Preferred Units (the “Series C Preferred Units”); and (E) 1,163,100 are classified and designated as 8.25% Series D Cumulative Perpetual Redeemable Preferred Units (the “Series D Preferred Units”), and 209,517 of General Partnership Interests (the “GP Interests”) all of which are classified and designated as Common Units.

(ii) As of the Capitalization Date, the Company owns, directly or indirectly, (A) 20,490,501 Common Units (including 209,517 GP Interests), (B) no Series A Preferred Interests; (C) 1,464,100 Series B Preferred Units; (D) 1,346,110 Series C Preferred Units; and (E) 1,163,100 Series D Preferred Units. All of the outstanding units of the Partnership are, and all units of the Partnership which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and are free of any pre-emptive rights, rights of repurchase, rights of participation, or rights of first refusal, except: (A) as imposed by applicable securities Laws; or (B) arising pursuant to the Organizational Documents of the Partnership.

(iii) (A) As of the Closing Date, the unit ledger set forth in the Partnership Agreement (as defined herein) will be consistent with the capitalization set forth in clauses (i) and (ii) of Section 3.02(d) and will accurately reflect the outstanding LP Interests recorded by the Partnership and (B) immediately following the Closing, the capitalization of the Partnership shall be as set forth in the Partnership Agreement and the schedules, exhibits and unit ledger attached thereto.

(iv) Except as set forth in Section 3.02(d) of the Company Disclosure Letter, as of the date hereof, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (A), (B), and (C), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

(a) Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to be cast at the Company Stockholders Meeting on the Merger (the “Requisite Company Vote”), to consummate the transactions contemplated by this

Agreement, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity (“Enforceability Exceptions”).

(b) Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite Company Vote, contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of the Company or of any of its Subsidiaries; (ii) assuming that all Consents contemplated by clauses (i) through (v) of Section 3.03(c) have been obtained or made and, in the case of the consummation of the Merger, assuming that the Requisite Company Vote has been obtained, conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or by which any of their respective properties or assets is bound; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract or Permit to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Governmental Consents. No consent, approval, license, permission, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other Governmental Entity, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental entity (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the SDAT in accordance with the MGCL and the MLLCA; (ii) the filing of the Company Proxy Statement in definitive form with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger, and the other transactions contemplated by this Agreement; (iii) such Consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (B) any other Antitrust Laws that are applicable to the transactions contemplated by this Agreement; (iv) such Consents as may be required under applicable state securities or “blue sky” Laws or the rules and regulations of The NASDAQ Stock Market LLC (“Nasdaq”); (v) the other Consents of Governmental Entities listed in Section 3.03(c) of the Company Disclosure Letter (the “Other Governmental Approvals”); and (vi) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Board Approval. The Company Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of the Company duly called and held and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Company’s stockholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement and the Merger be submitted to a vote of the Company’s stockholders for adoption at the Company Stockholders Meeting; and (iv) recommended that Company stockholders vote in favor of adoption of this Agreement and approval of the Merger in accordance with the MGCL (collectively, the “Company Board Recommendation”).

(e) Anti-Takeover Statutes. The Company Board has taken all action necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law inapplicable to this Agreement, the Merger or any other transactions contemplated by this Agreement. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. No dissenters’ rights, appraisal rights, rights of an objecting stockholder or similar rights are available to the holders of Company Common Stock with respect to the Merger.

Section 3.04 SEC Filings; Financial Statements; Disclosure Controls and Procedures.

(a) SEC Filings. The Company has filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, definitive proxy statements, and other documents (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished by it or the Partnership with the SEC since January 1, 2022 (the “Company SEC Documents”). True, correct, and complete copies of all Company SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Company SEC Document available on EDGAR contains redactions pursuant to a request for confidential treatment or as otherwise permitted by the applicable provisions of Regulation S-K, the Company has made available to Parent the full text of all such Company SEC Documents that it has so filed or furnished with the SEC. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation. Other than the

Partnership, no Subsidiary of the Company is required to file any form or report with the SEC.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Company SEC Documents, respectively: (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods presented (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act); and (iii) fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position and the results of operations and cash flows of the Company and the Partnership, as applicable, as of the respective dates of and for the periods referred to in such financial statements.

(c) Internal Control. At all applicable times, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations thereunder, as amended from time to time. Each of the Company and the Partnership, respectively, has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and the Partnership, respectively, are being made only in accordance with appropriate authorizations of the Company’s and Partnership’s management, respectively, and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and the Partnership, respectively.

(d) Disclosure Controls and Procedures. The Company’s and the Partnership’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), respectively, are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports. Except as set forth in Section 3.04(d) of the Company Disclosure Letter, since January 1, 2022, neither the Company nor Partnership, respectively, nor, to the Knowledge of the Company or Partnership, respectively, the Company’s and Partnership’s, as applicable, independent registered public accounting firm has identified or been made aware of: (i) any significant deficiencies or material weaknesses in the system of internal control over financial reporting utilized by the Company and the Partnership that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud that involves the Company’s and Partnership’s management, respectively, or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and the Partnership.

(e) Certifications and Other Matters. Since January 1, 2022, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated), except for as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of Nasdaq, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05 Absence of Certain Changes or Events. Since December 31, 2024 and until the date of this Agreement, (a) except as set forth on Section 3.05(a) of the Company Disclosure Letter, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business, consistent with past practice, and (b) there has not been any adverse change, event, development or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 No Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities of any nature, whether accrued, absolute contingent or otherwise, of a type required by GAAP as of the date hereof to be set forth on a consolidated balance sheet (or in the notes thereto) other than (a) as reflected, disclosed or reserved against in the consolidated balance sheet of the Company as of December 31, 2024 or the notes thereto included in the Company SEC

Documents, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2024, (c) liabilities or obligations incurred or permitted to be incurred in connection with the transactions contemplated by this Agreement, including the Merger, or (d) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.07 Taxes.

(a) The Company and each of its Subsidiaries has timely filed with the appropriate Governmental Entity all income Tax Returns and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are true, complete and correct in all material respects. The Company and each of its Subsidiaries has duly paid (or had paid on its behalf), or made adequate provisions in accordance with GAAP for, all Taxes required to be paid by them, whether or not shown on any Tax Return. The Company’s most recent financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material amounts of Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice. No written claim has been proposed by any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by such jurisdiction.

(b) The Company (i) for all taxable years commencing with the Company’s year ending December 31, 2004 and through December 31, 2024, has been subject to taxation as a real estate investment trust (a “REIT”) under Sections 856 through 860 of the Code and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated at all times since its formation in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or ends on the Closing Date) in such a manner as to qualify as a REIT for its taxable year that will include the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and no such challenge is pending or, to the Knowledge of the Company, threatened. The Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for all taxable years commencing with the Company’s year ending December 31, 2004, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code and any available net operating loss carry-forwards, has not been less than the sum of (A) the Company’s REIT taxable income, as defined in Section 857(b)(2) of the

Code, determined without regard to any dividends paid deduction for such year and (B) the Company’s net capital gain for such year.

(c) No Subsidiary of the Company is a corporation for United States federal income tax purposes, other than (i) a corporation that qualifies as a REIT, (ii) a corporation that qualifies as a Qualified REIT Subsidiary, or (iii) a corporation that qualifies as a Taxable REIT Subsidiary.

(d) (i) There are no audits or, to the Knowledge of the Company, investigations by any Governmental Entity or other proceedings pending or, to the Knowledge of the Company, threatened with regard to any material Taxes or material Tax Returns of the Company or any of its Subsidiaries, or of any Person for which the Company or any of its Subsidiaries would owe indemnification obligations; (ii) no material deficiency for Taxes of the Company or any of its Subsidiaries, or of any Person for which the Company or any of its Subsidiaries would owe indemnification obligations, has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened by any Governmental Entity, which deficiency has not been fully resolved (including the making of any payment required in connection with such resolution); (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business) with respect to any Tax assessment or deficiency for any tax year that is not closed under the applicable statute of limitations; (iv) except as set forth in Section 3.07(d)(iv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return for income Taxes (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business); and (v) neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) and does not intend or plan to enter into such a closing agreement through the Closing Date.

(e) Each Subsidiary of the Company that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code.

(f) Neither the Company nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or rules similar to) Section 1374 of the Code, Treasury Regulations Section 1.337(d)-7 or any other temporary or final regulations under Section 337(d) of the Code, nor have they disposed of any such asset during its current taxable year. As of the close of each of its taxable years, the Company has never had any earnings and profits accumulated in any non-REIT year for United States federal income tax purposes.

(g) Since its inception, neither the Company nor any of its Subsidiaries has incurred (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) any liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and no conditions or circumstances exist, which presents a risk that any liability for Taxes described clause (i), (ii) or (iii) of the preceding sentence will be imposed upon the Company or any of its Subsidiaries for any taxable period (or portion thereof) preceding the Merger.

(h) No Person has owned, does own or will own ten (10) percent or more of Company, within the meaning of Sections 856(d)(2)(B) and 856(d)(5) of the Code.

(i) The Company and its Subsidiaries have complied, in all material respects, with all applicable Laws relating to information reporting and the payment and withholding of Taxes required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, creditor, customer, stockholder or other party (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state, local and non-U.S. Laws) and have duly and timely withheld and, in each case, have timely paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(j) There are no Tax Protection Agreements in force on the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or, to the Knowledge of the Company, threatened to raise, a claim against the Company or any of its Subsidiaries for any breach of any Tax Protection Agreements.

(k) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(l) Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(m) Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis; (ii) has any liability for the Taxes of any Person (other than any of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state, or non-U.S. Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by, or has any liability under any Tax sharing, allocation, or indemnification agreement or similar arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(n) Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(o) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(p) No written power of attorney that has been granted by the Company or any of its Subsidiaries currently is in force with respect to any matter relating to Taxes, other than any power of attorney that will terminate on or before the Closing.

(q) The Company is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(r) The Company has made available to Parent complete and accurate copies of (i) all federal, state, local, and non-U.S. income and franchise Tax Returns filed by or on behalf of the Company or its Subsidiaries with respect to each taxable year commencing with the taxable year ended December 31, 2019 through and including the taxable year ended December 31, 2024 (and the initial federal income Tax Return for Company for the taxable year ended December 31, 2004), and (ii) to the extent filed on or before the date hereof, any federal, state, local, and non-U.S. income and franchise Tax Returns filed by or on behalf of the Company or its Subsidiaries for the taxable year ended December 31, 2024.

(s) Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state, local, or non-U.S. Tax Laws by reason of a change in accounting method or otherwise.

(t) Without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

(u) Neither Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-U.S. Law) as a result of the application of Section 280G of the Code to the consummation of the transactions contemplated by this Agreement. No amount or benefit that could be, or has been received by any “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(v) The Company has not (i) claimed or received any credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act, Section 2301 of the CARES Act, Section 9651 of the American Rescue Plan Act of 2021 (in each case, together with all amendments thereto and the rules and regulations promulgated thereunder and any successor statutes, rules or regulations) or similar credits under other applicable Law, (ii) taken any additional depreciation pursuant to Section 2307 of the CARES Act, or (iii) extended any of the foregoing benefits under the American Rescue Plan Act of 2021 or other applicable Law.

Section 3.08 Intellectual Property.

(a) Company-Owned IP. Except as set forth on Section 3.08(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company: (a) owns any material registered Intellectual Property; (b) has any material pending applications or registrations for any registered Intellectual Property; or (c) is a party to any material Contracts with respect to an exclusive license by the Company or any Subsidiary of the Company of any Intellectual Property.

(b) Right to Use. To the Knowledge of the Company, neither (i) the conduct of the business of the Company and its Subsidiaries as currently conducted, nor (ii) the Intellectual Property used by the Company and its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any other Person, except for any such infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property rights of the Company or its Subsidiaries, except for any such infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of Subsidiaries of the Company has received, in the three (3) years preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement of the Intellectual Property rights of any other Person by the Company or any of the Subsidiaries of the Company that has not been settled or otherwise fully resolved except, in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Company IT Systems. In the past year, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken all commercially reasonable effort steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Privacy and Data Security. The Company and each of its Subsidiaries have complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past year, the Company and its Subsidiaries have not: (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the Company’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Subsidiaries of the Company have taken all reasonable measures to protect the security, privacy and confidentiality of all confidential information of the Company or the Subsidiaries of the Company, trade secrets of the Company or the Subsidiaries of the Company, information to which the Company or any Subsidiary of the Company has undertaken an obligation of confidentiality to a third party (collectively, “Company Protected Information”); (ii) no Company Protected Information has been disclosed by the Company or the Subsidiaries of the Company to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person; (iii) the Company and the Subsidiaries of the Company have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (iv) the Company and the Subsidiaries of the Company have not experienced any breach, unauthorized access or disclosure, or loss of control of Company Protected Information; and (v) none of the Company or the Subsidiaries of the Company have been under investigation by any Governmental Entity concerning any privacy, security or data protection Laws.

Section 3.09 Compliance; Permits.

(a) Compliance. Neither the Company nor any of its Subsidiaries is, and for the past three (3) years has been, in conflict with, or in default or violation of (i) any Law applicable to the Company, any of its Subsidiaries or by which any of their respective properties or assets are bound (except for compliance with Laws addressed in Section 3.04 (Company SEC Documents; Financial Statements; Controls and Procedures), Section 3.07 (Taxes), Section 3.08 (Intellectual Property Rights), Section 3.12 (Employee Benefit Plans), respectively, which are solely addressed in those Sections), or (ii) any Permit, except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Permits. As of the date of this Agreement, the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, exemptions, registrations, and orders necessary for the Company and its Subsidiaries to own, lease and, to the extent applicable, operate their respective properties or to carry on their respective businesses substantially as they are being conducted as of the date hereof (the “Permits”) and all such Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, there is not pending any applicable petition, objection or other pleading with any Governmental Entity having jurisdiction or authority over the operations of the Company or the Subsidiaries of the Company that impairs the validity of any Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any Permit, except where the impairment or revocation of any such Permit would not adversely affect the ownership or operation of any material property of the Company or its Subsidiaries. No event has occurred with respect to any of the Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Permits.

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Letter, there is no material Legal Action to which the Company or any Subsidiary of the Company is a party pending or, to the Knowledge of the Company, threatened in writing. Neither the Company nor any Subsidiary of the Company has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Entity from engaging in or continuing to conduct the business of the Company or the Subsidiaries of the Company as currently conducted. No Order of any Governmental Entity has been issued in any proceeding to which the Company or any of the Subsidiaries of the Company is or was a party, or, to the Knowledge of the Company, in any other proceeding, that enjoins or requires the Company or any Subsidiaries of the Company to take action of any kind with respect to its businesses, assets or properties. Except as set forth on Section 3.10 of the Company Disclosure Letter, since the date that is three years prior to the date hereof, neither the Company nor any Subsidiary of the Company has received or made any written settlement offer for any material Legal Action to which the Company or any Subsidiary of the Company is a party or potentially could be a party, other than settlement offers that do not exceed $100,000 individually.

Section 3.11 Brokers’ and Finders’ Fees. Except for fees payable pursuant to an engagement letter listed in Section 3.11 of the Company Disclosure Letter with the party named on Section 3.11 of the Company Disclosure Letter (the “Company Financial Advisor”), a correct and complete copy of which has been provided to Parent, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

Section 3.12 Employee Benefits; Labor Matters.

(a) Schedule. Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, retirement, health, major medical, dental, life insurance, death, accidental death & dismemberment, disability, fringe (including under Section 132 of the Code), or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, independent contractor, consultant, or director of the Company or any of its Subsidiaries (each, a “Company Employee”), or with respect to which the Company or any Company ERISA Affiliate has or may have any Liability (collectively, the “Company Employee Plans”).

(b) Documents. The Company has made available to Parent correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Company Employee Plans and amendments thereto, and, to the extent applicable: (i) all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan; (iii) the most recent financial statements for each Company Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Company Employee Plan; (v) the current summary plan description and any related summary of material modifications and, if applicable, summary of benefits and coverage, for each Company Employee Plan; and (vi) all actuarial valuation reports and the nondiscrimination results for the last three plan years related to any Company Employee Plans.

(c) Employee Plan Compliance. Except as would not be expected to adversely affect the Company or the Subsidiaries of the Company in any material respect, (i) the Company and the Subsidiaries of the Company have performed all obligations required to be performed by them under all Company Employee Plans; (ii) each of the Company Employee Plans have been maintained, operated, administered and funded in accordance with its terms and in compliance with applicable Laws; (iii) all contributions and premium payments (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans, including to any funds or trusts established thereunder or in connection therewith, have been made by the due date thereof, or, to the extent not yet due, will have been paid, or accrued in accordance with GAAP, prior to the Effective Time; (iv) there are no Legal Actions or other claims pending, or, to the Knowledge of the Company, threatened actions, suits, disputes or claims (other than routine claims for benefits) against or affecting any

Company Employee Plan, by any employee or beneficiary covered under such Company Employee Plan, as applicable, or otherwise involving such Company Employee Plan; (v) the Company and the Subsidiaries of the Company have no liability as a result of any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975(c) of the Code) for any excise Tax or civil penalty; and (vi) none of the Company Employee Plans provide for continuing post-employment health, life insurance coverage or other welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), or similar state Law (other than the contractual obligations to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA).

(d) Plan Liabilities. Neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in combination with another event) will: (i) entitle any Company Employee to any material payment; (ii) materially increase the amount or value of any benefit or compensation or other obligation payable or required to be provided to any Company Employee; (iii) accelerate the time of payment or vesting of amounts due to any Company Employee or accelerate the time of any funding (whether to a trust or otherwise) of compensation or benefits in respect of any of the Company Employee Plans; (iv) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be non-deductible by reason of Section 280G of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party by which it is required by its terms to compensate, gross-up, indemnify, or otherwise reimburse any Person for excise Taxes imposed pursuant to Section 4999 or Section 409A of the Code, or any interest or penalty related thereto.

(e) Neither the Company nor any Company ERISA Affiliate maintains or is required to contribute to or otherwise has any liability or obligation with regard to any “multiemployer plan” as defined in Section 3(37) of ERISA, any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or any multiple employer welfare arrangement as defined in Section 3(40) of ERISA and the Company has no liabilities with respect to employee benefit plans maintained or sponsored by any third party, and no events have occurred that would reasonably be expected to result in Liability to the Company with respect to any such employee benefit plans.

(f) Each of the Company Employee Plans which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable opinion letter or determination letter from the IRS and, to the Knowledge of the Company, there is no fact which would adversely affect the qualified status of any such Company Employee Plan.

(g) Neither the Company nor any Subsidiary of the Company has sponsored, maintained, participated in, contributed to, or has been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program or other arrangement providing compensation or benefits to any services provider (or any dependent thereof) which is subject to the laws of any jurisdiction outside of the United States.

(h) Employment Law Matters; Labor.

(i) The Company and each of its Subsidiaries: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and (ii) is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Company Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is party to any collective bargaining agreement or similar labor agreement (excluding personal services contracts).

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the date that is three (3) years prior to the date hereof, there has not been any act or written or, to the Knowledge of the Company, oral allegation of or sex-based discrimination, sexual harassment or sexual misconduct, or breach of any policy of any of the Company or the Subsidiaries of the Company relating to the foregoing, in each case involving any of the Company or the Subsidiaries of the Company or any of their respective current or former employees, officers, directors, or managers, individual independent contractors or other Company Employees, nor since the date that is three (3) years prior to the date hereof has there been any settlement or similar out-of-court or pre-litigation arrangement relating to any such matters, nor since the date that is three (3) years prior to the date hereof, has any such action, settlement or other arrangement been proposed.

Section 3.13 Properties.

(a) Section 3.13(a) of the Company Disclosure Letter lists the common name and street address for all real property owned by the Company or any Subsidiary of the Company as of the date hereof (the “Company Owned Real Property”) and the applicable Subsidiary of the Company that owns each such real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a subsidiary of the Company has good and marketable fee simple title to all Company Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) Section 3.13(b)(i) of the Company Disclosure Letter lists the common name and street address for all real property in which the Company or any Subsidiary of the Company holds as a lessee or sublessee a ground leasehold or ground sublease interest (the “Ground Leased Real Property”) and the Company or the applicable Subsidiary of the Company which holds each such interest. Section 3.13(b)(ii) of the Company Disclosure Letter lists Material Company Leases (and together with the Ground Leases and Material Space Leases, collectively, the “Company Real Property Leases”) as of the date hereof (including the applicable Company Real Property that such Material Company Lease relates to). Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and (ii) no uncured default of a material nature on the part of the Company or, as applicable, any of the Company Subsidiaries or, to the Knowledge of the Company, the landlord thereunder exists under any Company Real Property Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary holds a valid leasehold or subleasehold interest in each Ground Leased Real Property free and clear of all Liens except for Permitted Liens. True and correct copies of the Company Real Property Leases have been made available to Parent.

(c) As of the date of this Agreement, except as indicated on Section 3.13(c)(i) of the Company Disclosure Letter, there is no Company Real Property under contract to be sold, disposed of or otherwise transferred, directly or indirectly, including pursuant to a ground lease or the sale, transfer or disposition of all or any portion of the equity interests in any Company Subsidiary (“Pending Sale Properties”). As of the date hereof, except as indicated on Section 3.13(c)(ii) of the Company Disclosure Letter, (A) neither the Company nor any Company Subsidiary has exercised any buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer or right of first refusal, pursuant to the terms of which the Company or any Subsidiary of the Company could be required to purchase or sell any Company Real Property (each, a “Transfer Right”), which transaction has not yet been consummated, and (B) no Person other than the Company or any Subsidiary of the Company has exercised any Transfer Right with respect to any Company Real Property, which transaction has not yet been consummated. Section 3.13(c)(iii) of the Company Disclosure Letter lists each real property or leasehold interest in any ground lease conveyed, transferred, assigned or otherwise disposed of by the Company or its Subsidiaries since the date that is three years prior to the date hereof, except for easements or similar immaterial interests (“Prior Sales”). Neither the Company nor any Subsidiary of the Company has received written notice of any claims under any Contracts pursuant to which the Prior Sales were consummated which have or would reasonably be expected to result in liability to the Company or any Company Subsidiary in an amount, in the aggregate, in excess of $100,000.

(d) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company has received written notice of any violation of Law, including any existing building, zoning or fire violations with respect to any Company Real Property, (ii) to the Knowledge of the Company, there are no pending or threatened (in writing) Legal Actions initiated by or on behalf of the Company or any Subsidiary of the Company or any other Person to change or redefine the zoning classification of all or any portion of any Company Real Property or to effect a condemnation with respect to all or any portion of any Company Real Property and (iii) neither the Company nor any Subsidiary of the Company has received written notice of any Legal Action of such kind.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Subsidiaries of the Company have good and valid title to, or a valid and enforceable leasehold interest in, all material tangible personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens.

(f) As of the date of this Agreement, except as indicated on Section 3.13(f) of the Company Disclosure Letter, there are no brokerage commissions or fees that are now due or which would reasonably be expected to become due from the Company or any Subsidiary of the Company with respect to any individual Company Real Property; provided, however, that fees related to the extension or forbearance of any mortgage shall not be deemed a commission or a fee for purposes of this section.

(g) Neither the Company nor any Subsidiary of the Company has entered into any contract or agreement with any Person other than the Company or a Subsidiary of the Company (the “Participation Party”) which provides for a right of such Participation Party to participate, invest, join, partner, have any material interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the

Company or any Subsidiary of the Company has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party.

Section 3.14 Environmental Matters. Except as set forth in Section 3.14 of the Company Disclosure Letter and except as would not be expected to adversely affect the Company or the Subsidiaries of the Company in any material respect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of Company, is threatened, in each case relating to Company or any of the Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) Company and the Subsidiaries are, and for the past five (5) years, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) Company and Subsidiaries are in possession of all Environmental Permits necessary for Company and Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by Company and the Subsidiary since December 31, 2021 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) Company and the Subsidiaries are not subject to any Order, determination or award by any Governmental Entity pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; (vi) to the Knowledge of Company, there is no Hazardous Substance in the environment or within the building materials at any Company Owned Real Property, Ground Leased Real Property, or other real property subject to any of the Company Real Property Leases, and (vii) there are no liabilities or obligations of Company or any of the Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 3.15 Material Contracts.

(a) Except for Contracts filed as exhibits to the Company SEC Documents or as set forth on Section 3.15(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to, bound by, or subject to, any Company Material Contract. For purposes of this Agreement, “Company Material Contract” means each Contract to which the Company or any Subsidiary of the Company is a party or by which any of its properties or assets are bound that:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Company or any Subsidiary of the Company, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the Company or any Subsidiary of the Company or the geographic area in which the Company or any Subsidiary of the Company may conduct business;

(iii) is a Contract that obligates the Company or any Subsidiary of the Company to indemnify any past or present directors, officers, employees or consultants of the Company or any Subsidiary of the Company or pursuant to which the Company or any Subsidiary of the Company is the indemnitor;

(iv) constitutes (A) an indebtedness obligation of the Company or any Subsidiary of the Company with a principal amount as of the date hereof greater than $100,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including the Company or any Subsidiary of the Company, has directly or indirectly guaranteed indebtedness, Liabilities or obligations of the Company or any Subsidiary of the Company or (2) the Company or any Subsidiary of the Company has directly or indirectly guaranteed indebtedness, Liabilities or obligations of any Person, including the Company or any Subsidiary of the Company;

(v) requires the Company or any Subsidiary of the Company to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vi) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii) constitutes a loan to any Person (other than a wholly owned Subsidiary of the Company or the Partnership) by the Company or any Subsidiary of the Company in an amount in excess of $100,000;

(viii) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Company or any Subsidiary of the Company with a third party;

(ix) prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any the Company or any Subsidiary of the Company;

(x) is with a Governmental Entity;

(xi) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $100,000;

(xii) is an employment Contract or consulting Contract;

(xiii) is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xiv) is a Management Agreement; or

(xv) is both (A) not made in the ordinary course of business consistent with past practice and (B) material to the Company and the Subsidiaries of the Company, taken as a whole.

(b) Neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each Company Material Contract is legal, binding and enforceable on the Company or its applicable Subsidiary that is party thereto and, to the Knowledge of the Company, each other party thereto, except as such enforceability may be limited by the Enforceability Exceptions. The Company and/or the applicable Subsidiary of the Company party thereto has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof, except where in each case the failure to perform, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since the date that is three (3) years prior to the date hereof and as of the date hereof, neither Company nor any Subsidiary of the Company has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract.

Section 3.16 Insurance. The Company has made available to Parent copies of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for the Company Real Property (the “Company Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Insurance Policies are in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with or without notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any Company Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and to the Knowledge of the Company no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any Company Insurance Policies.

Section 3.17 Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in the proxy statement relating to the matters to be submitted to the Company’s stockholders at the Company Stockholders Meeting (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”) or any other document filed with any other Governmental Entity in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at such applicable time, or (b) with respect to any other document to be filed by Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations promulgated thereunder. For purposes of clarification, no representation or warranty is made by the Company with respect to statements made in the Proxy Statement based on information supplied by Parent or its Representatives in writing expressly for inclusion in the Proxy Statement.

Section 3.18 Anti-Corruption Matters. Since January 1, 2020, none of the Company, any of its Subsidiaries or any director, officer or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of the Company, no Governmental Entity is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 3.19 Related Person Transactions. Except as set forth in the Company SEC Documents filed through and including the date of this Agreement, since December 31, 2024, there have been no transactions, or series of related transactions, agreements, arrangements, or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements, or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 3.20 Fairness Opinion. The Company Board has received the opinion of the Company Financial Advisor (or its oral opinion to be confirmed in writing) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified.

Section 3.21 No Other Representations or Warranties; Acknowledgment of Disclaimer of Other Representations and Warranties.

(a) Except for the representations and warranties expressly set forth in ARTICLE III, none of the Company, its Subsidiaries or any other Person makes, has made or will make any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company, its Subsidiaries, their respective Affiliates or their respective business, operations, assets, liabilities, conditions (financial or otherwise), notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries or any other Person, makes, has made or will make any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses or operations, in each case, other than those expressly given solely by the Company in ARTICLE III.

(b) Except for the representations and warranties expressly set forth in ARTICLE IV, the Company acknowledges that none of Parent, Merger Sub or any other Person makes, has made or will make any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, conditions (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, the Company has relied solely on the results of its own independent review and analysis and the covenants, representations and warranties of Parent and Merger Sub contained in this Agreement. The Company hereby acknowledges that, notwithstanding anything contained in this Agreement to the contrary, none of Parent, Merger Sub and any other Person, makes, has made or will make any express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses or operations, in each case, other than those expressly given solely by Parent and Merger Sub in ARTICLE IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (“Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter will also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization. Parent is a limited liability company duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization. Merger Sub is a limited liability company duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization.

Section 4.02 Authority; Non-Contravention; Governmental Consents; Board Approval.

(a) Authority. Each of Parent and Merger Sub has all requisite entity power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject to, in the case of the consummation of the Merger, the adoption of this Agreement by Parent as the sole equityholder of Merger Sub. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of the consummation of the Merger, the adoption of this Agreement by Parent as the sole equityholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(b) Non-Contravention. The execution, delivery, and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Parent or Merger Sub; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.02(c) have been obtained or made and in the case of the consummation of the Merger, assuming that Parent has adopted this Agreement as the sole equityholder of Merger Sub, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties or assets is bound; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in Parent’s or Merger Sub’s loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which Parent or Merger Sub is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution,

delivery, and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the SDAT in accordance with the MGCL and the MLLCA; (ii) such Consents as may be required under the HSR Act or other Antitrust Laws that are applicable to the transactions contemplated by this Agreement; (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country; (iv) the Other Governmental Approvals, to the extent applicable to Parent or Merger Sub; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Board Approval.

(i) The board of managers of Parent by resolutions duly adopted by a unanimous vote at a meeting of all managers of Parent duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Parent and Parent’s members, and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein.

(ii) The board of managers of Merger Sub by resolutions duly adopted by a unanimous vote at a meeting of the board of managers of Merger Sub duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Merger Sub and Parent, as the sole member of Merger Sub, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, and (C) resolved to recommend that Parent, as the sole member of Merger Sub, approve the adoption of this Agreement in accordance with the MLLCA.

Section 4.03 Proxy Statement. None of the information with respect to Parent or Merger Sub that Parent or any of its Representatives furnishes in writing to the Company expressly for use or incorporation in the Company Proxy Statement, will, at the time such Proxy Statement is filed with the SEC in definitive form, at the time it (or any amendment or supplement thereto) is first disseminated to the Company’s stockholders, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading at such applicable time.

Section 4.04 Financial Capability; Solvency. Parent has or will have, and will cause Merger Sub to have, prior to the Effective Time, sufficient funds to pay the aggregate Merger Consideration contemplated by this Agreement and to perform the other obligations of Parent and Merger Sub contemplated by this Agreement. Neither Parent nor Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, (b) the representations and warranties set forth in ARTICLE III are true and correct, and (c) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, then immediately following the Closing, after giving effect to all of the transactions contemplated by this Agreement, the Surviving Corporation (on a consolidated basis) will, after giving effect to the Merger or any other transaction contemplated by this Agreement, be Solvent. As used in this Section 4.04, the term “Solvent” shall mean, with respect to a particular date, that on such date, (a) the “present fair saleable value”, of Parent and, after the Closing, Parent and the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed their total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) Parent and, after the Closing, Parent and the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay all of its liabilities (including contingent liabilities) as they mature, and (c) Parent, and, after the Closing, the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage. For purposes of the foregoing definition, “will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage” means that Parent and, after the Closing, Parent and the Surviving Corporation and its Subsidiaries (on a consolidated basis), will be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.

Section 4.05 Debt Financing.

(a) Parent has delivered to the Company a true, correct, and complete fully executed copy of one or more commitment letters for the debt financing related to the Merger, dated as of the date of this Agreement, among the financial institutions and/or other Persons providing financing that are party thereto (the “Lenders”) and Parent or one or more of its Affiliates (including all exhibits, schedules, and annexes thereto and the Fee Letter (as defined below and redacted in a manner as described below), as amended, modified, supplemented, extended, or replaced from time to time in compliance with this Agreement, the “Commitment Letter”). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the Lenders have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in the Commitment Letter. Parent has also delivered to the Company a true, correct, and complete copy of each fee letter (which Commitment Letter and fee letter may be redacted as to fee amounts, pricing caps, “market flex” terms, and other similar economic terms so long as such redactions would not reduce the amount of the Debt Financing or adversely affect the conditionality, availability, enforceability, or termination of the Debt Financing) issued in connection with the Commitment Letter (collectively, the “Fee Letter”).

(b) As of the date of this Agreement, the Commitment Letter has not been amended, restated, or otherwise modified prior to the execution and delivery of this Agreement, and no such amendment, restatement, or other modification is pending (other than, in each case, amendments or modifications to add lenders, arrangers, bookrunners, agents, managers, or other Debt Financing Sources in the manner contemplated by the Commitment Letter). As of the date of this Agreement, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated, or rescinded (and to the Knowledge of Parent, no such withdrawal, termination or rescission is pending as of the date of this Agreement). As of the date of this Agreement, except for the Fee Letter and customary engagement letters with respect to the Debt Financing, there are no side letters or Contracts to which Parent or Merger Sub is a party related to the conditionality, funding, or consummation of the Debt Financing, other than as expressly set forth in the Commitment Letter delivered to the Company on or prior to the date hereof. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid, and binding obligation of Parent, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, except as such enforceability may be limited by the Enforceability Exceptions. As of the execution and delivery of this Agreement, assuming the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Section 6.01 and Section 6.02: (i) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or its Affiliates, under any term or condition of the Commitment Letter; and (ii) Parent does not have any reason to believe that any of the conditions to the funding of the Debt Financing to be satisfied by it or any of its Affiliates will not be satisfied on or prior to the Closing Date or that any portion of the Debt Financing will not be available to Parent on or prior to the Closing Date. Parent has fully paid or caused to be fully paid all commitment fees or other fees to the extent required by the terms of the Commitment Letter to be paid on or prior to the date of this Agreement in connection with the Debt Financing. There are no conditions precedent related to the funding of the Debt Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter.

Section 4.06 Legal Proceedings. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened, Legal Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any injunction, Order, judgment, ruling, or decree imposed upon Parent or any of its Subsidiaries, including Merger Sub, in each case, by or before any Governmental Entity, that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.07 Ownership of Company Common Stock. Neither Parent nor any of its Affiliates or Associates is a “beneficial owner” (as defined in Section 3-601 of the MGCL) of any shares of Company Common Stock.

Section 4.08 Compliance With Laws.

(a) Neither Parent, Merger Sub nor any of their Affiliates is in default or violation of any applicable Law, except for any such defaults or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As of the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent, Merger Sub or any of their Affiliates, that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Entity outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent, Merger Sub or any of their Affiliates or any of the transactions contemplated hereby that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.09 Brokers. Neither Parent, Merger Sub, nor any of their respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement for which the Company would be liable in connection the Merger.

Section 4.10 No Other Representations or Warranties; Acknowledgment of Disclaimer of Other Representations and Warranties.

(a) Except for the representations and warranties expressly set forth in this ARTICLE IV, none of Parent, Merger Sub or any other Person makes, has made or will make any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent, Merger Sub, their Affiliates or their respective business, operations, assets, liabilities, conditions (financial or otherwise), or as to the accuracy or completeness of any information regarding Parent, Merger Sub, the Debt Financing Sources or any of their Affiliates, associates, Representatives or employees, furnished or made available to the Company or any of its Representatives or Affiliates, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, none of Parent, Merger Sub or any other Person, makes, has made or will make any express or implied representation or warranty with respect to Parent, Merger Sub or their respective businesses or operations, in each case, other than those expressly given solely by Parent and Merger Sub in ARTICLE IV.

(b) Except for the representations and warranties expressly set forth in ARTICLE III, Parent and Merger Sub each acknowledges that none of the Company, its Subsidiaries or any other Person, makes, has made or will make any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company and its Subsidiaries or their Affiliates or their respective business, operations, assets, liabilities, conditions (financial or otherwise), notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied solely on the results of its own independent review and analysis and the covenants, representations and warranties of the Company contained in this Agreement. Parent and Merger Sub each hereby acknowledges that, notwithstanding anything contained in this Agreement to the contrary, none of the Company, any of its Subsidiaries and any other Person, makes, has made or will make any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or operations, in each case, other than those expressly given solely by the Company in ARTICLE III.

ARTICLE V
COVENANTS

Section 5.01 Conduct of Business of the Company.

(a) From the date hereof until the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to ARTICLE VII (the “Interim Period”), except as otherwise provided in this Agreement, set forth as on Section 5.01 of the Company Disclosure Letter, or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (i) conduct the Company’s business in the ordinary course of business; (ii) use commercially reasonable efforts to maintain and preserve intact the current organization, goodwill, businesses, franchises, and significant relationships of the Company (including with respect to employees, customers, lenders, suppliers, regulators and others having business relationships with the Company), (iii) maintain the Company Insurance Policies in all material respects and (iv) maintain the status of the Company as a REIT.

(b) Without limiting the generality of the foregoing, during the Interim Period, except (x) as otherwise expressly contemplated or required by this Agreement or the transactions contemplated hereby, (y) as set forth in Section 5.01 of the Company Disclosure Letter, or (z) to the extent required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):

(i) amend or propose to amend its Organizational Documents or any Organizational Documents of any Subsidiaries of the Company, whether by merger consolidation or otherwise;

(ii) except as set forth in Section 5.01(b)(i) of the Company Disclosure Letter, adjust, split, combine, reclassify or subdivide any shares of capital stock or other equity securities or ownership interests of the Company or any Subsidiary of the Company;

(iii) declare, set aside, establish a record date for or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to Company Securities or other equity securities or ownership interests in any Subsidiary of the Company or otherwise make any payment to its or their stockholders, general or limited partners or other equity holders in their capacity as such, except for (A) the declaration and payment of dividends or other distributions to the Company or any Subsidiary of the Company by any wholly owned Subsidiary thereof, and (B) distributions resulting from the vesting or settlement of Company Equity Awards;

(iv) issue, sell, pledge, dispose of, or encumber any Company Securities or Company Subsidiary Securities, or any options, warrants, convertible securities or other rights of any kind to acquire any Company Securities or any of the Company’s Subsidiaries’ capital stock or other equity interests, other than (A) the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with its terms, (B) encumbering any Company Subsidiary Securities in connection with the refinancing of any indebtedness related to Company Owned Real Property as set forth in Section 5.01(b)(iv)(B) of the Company Disclosure Letter, or (C) in relation to the conversion of the LP Interests under the Partnership’s Organizational Documents;

(v) (A) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Company; provided, that the foregoing shall not prohibit the Company and its Subsidiaries from (1) transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under the Company Intellectual Property, in each case in the ordinary course of business consistent with past practice, (2) taking actions permitted by Section 5.01(b)(iv)(B) or (3) taking any of the actions set forth on Section 5.01(b)(v)(A) of the Company Disclosure Letter, or (B) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(vi) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(vii) except as set forth on Section 5.01(b)(vii) of the Company Disclosure Letter, enter into or amend any transaction, agreement, arrangement or understanding with any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(viii) enter into or modify in a manner adverse to the Company any Tax Protection Agreement, make, change or rescind any election relating to Taxes, change a method of Tax accounting, file or amend any Tax Return, settle or compromise any federal, state, local or non-U.S. Tax liability, audit, claim or assessment, enter into any closing agreement related to Taxes, or surrender any right to claim any Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (1) to preserve the Company’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(ix) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify as a REIT or any Subsidiary of the Company to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(x) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of the Company’s capital stock or other equity interests of the Partnership or any other Subsidiary of the Company, other than (A) the redemption or exchange of LP Interests pursuant to and in accordance with the provisions of the Partnership Agreement, and (B) the acquisition by the Company of such stock or equity interests in the ordinary course of business consistent with past practice in connection with the vesting or forfeiture of awards pursuant to the terms of the Company Stock Plans or upon termination of employment or service of an award holder;

(xi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property;

(xii) acquire or agree to acquire any non-real property assets other than (A) as contemplated by the Expenditure Budget, (B) as permitted by Section 5.01(b)(xxii), or (B) any additional non-real property assets in an amount not exceeding $100,000 individually or in the aggregate;

(xiii) except as set forth on Section 5.01(b)(xiii) of the Company Disclosure Letter, incur, create, assume, refinance or replace any indebtedness for borrowed money or issue or amend the terms of any debt securities of Company or any of its Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other Person other than in relation to the refinancing of any indebtedness related to Company Owned Real Property as set forth in Section 5.01(b)(xiii) of the Company Disclosure Letter;

(xiv) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons to whom the Company has made any such loans, advances, capital contributions to or investments in, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;

(xv) except as permitted by Section 5.01(b)(iv) or Section 5.01(b)(xiii) of this Agreement or as set forth in Section 5.01(b)(xv) of the Company Disclosure Letter, (A) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date of the Agreement, would be a Company Material Contract), other than (1) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by the Company or any of its Subsidiaries, or (2) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any of its Subsidiaries is a party as required or necessitated by this Agreement or transactions contemplated hereby (provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise adversely affect the Company or any of its Subsidiaries), or (B) enter into any new Company Real Property Leases or terminate, modify or amend any Company Real Property Leases in any manner that is adverse to Company or its Subsidiaries;

(xvi) waive, release, assign, settle or compromise any Legal Action that is not covered by a Company Insurance Policy in full (subject to any retention or deductible under the terms of such Company Insurance Policy), other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve payments individually not in excess of $75,000, or in the aggregate, not in excess of $150,000, in each case, in excess of applicable insurance proceeds, (B) do not involve the imposition of injunctive or other non-monetary relief against Company or any of its Subsidiaries, and (C) do not provide for any admission of liability by Company or any of its Subsidiaries;

(xvii) (A) hire any non-executive employee or service provider, executive officer or director of Company, Partnership or any Subsidiary thereof or appoint any Person to a position of executive officer or director of Company or any of its Subsidiaries (other than in connection with the election of directors by the Company’s stockholders at the Company’s annual meeting), (B) except for increases required under any Company Employee Plan in effect as of the date of this Agreement, under applicable Law or contemplated by this Agreement, increase in any manner the amount, rate or terms, or accelerate the timing of payment, vesting or funding, of compensation or benefits of any of Company’s current or former service providers, or (C) enter into, adopt, terminate, fund or materially amend any employment, bonus, severance or retirement contract or other compensation arrangement or Company Employee Plan;

(xviii) grant to any officer, director, employee or other service provider the right to receive any new severance, change of control or termination pay or termination benefits, grant any increase in the right to receive any severance, change of control or termination pay or termination benefits or enter into any new employment, loan, retention, consulting, indemnification, termination, change of control, severance or similar agreement with any officer, director or employee;

(xix) enter into any new line of business;

(xx) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Entity, subject to extensions permitted by Law;

(xxi) form any joint ventures;

(xxii) except (A) pursuant to the Expenditure Budget, (B) for capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any Company Real Property, or (C) in connection with any Performance Improvement Plan entered into by and between the Company or its Subsidiaries and a third party as set forth in Section 5.01(b)(xxii) of the Company’s Disclosure Letter, make or commit to make any capital expenditures in excess of $100,000 individually, or $100,000 in the aggregate;

(xxiii) (A) amend or modify the compensation terms or any other obligations of Company contained in the engagement letter with the Company Financial Advisor in a manner materially adverse to Company or any of its Subsidiaries, or (B) engage other financial advisors in connection with the transactions contemplated by this Agreement;

(xxiv) take any action that would, or would reasonably be expected to, prevent or delay the consummation of the transactions contemplated by this Agreement on or prior to the End Date;

(xxv) enter into any contract, agreement, commitment or arrangement between Company or any of its Subsidiaries, on the one hand, and any Affiliates of the Company (other than the Subsidiaries of the Company), on the other hand; or

(xxvi) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 5.02 Conduct of Parent.

(a) During the Interim Period, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), Parent shall not, and shall not permit any of its Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; provided that, this Section 5.02 shall not govern obligations governed by Section 5.08, which shall be solely governed by Section 5.08.

(b) In connection with the Material Contracts set forth in Section 5.02(b) of the Company Disclosure Letter, within five (5) Business Days of the date first set forth above, the Parent shall participate in discussions with the Company and certain lender representatives with respect to indebtedness for borrowed money in connection with the Material Contracts set forth in Section 5.02(b) of the Company Disclosure Letter, to the extent such representatives are available during such time period.

Section 5.03 Access to Information; Confidentiality.

(a) Access to Information. During the Interim Period, the Company shall, and shall cause its Subsidiaries and Representatives to, afford to Parent and Parent’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries and Representatives to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would (i) waive the protection of attorney-client privilege, (ii) contravene any material Law, or (iii) result in the disclosure of the minutes, communications or other materials of the Company Board (or any committee thereof) regarding or related to the Merger or any other transactions contemplated hereby. In the event that the Company objects to any request submitted pursuant to and in accordance with this Section 5.03(a) and withholds information on the basis of the foregoing clauses (i), (ii), or (iii), the Company shall, to the extent permitted by applicable Law, inform Parent as to the general nature of what is being withheld and shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments (including, if reasonably requested by Parent, entering into a joint defense agreement with Parent on customary and mutually acceptable terms if requested with respect to any such information). No investigation under this Section 5.03 or otherwise shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the rights or remedies available to the parties pursuant to this Agreement.

(b) Confidentiality. The parties hereby agree that all information provided to the other party or the other parties’ Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby, including any information obtained pursuant to Section 5.03(a), shall be treated in accordance with the Confidentiality Agreement, dated December 9, 2024, between KWC Management, LLC and the Company (the “Original Confidentiality Agreement”), as supplemented by that certain Exclusivity and Non-Disclosure Agreement, dated October 4, 2025, among Kemmons Wilson Hospitality Partners II, LP (“KWHP”), KWC Management, LLC and the Company (together with the Original Confidentiality Agreement, as they may be amended from time to time, the “Confidentiality Agreement”). Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 5.04 No Solicitation.

(a) Takeover Proposal. Except as expressly permitted by this Section 5.04, the Company shall not, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective Representatives not to, during the Interim Period: (i) directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal; (ii) engage in any negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 5.04), or furnish any material non-public information to, any Person relating to a Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Takeover Proposal, or (iii) approve, recommend to enter into, or publicly propose to approve, recommend or enter into, any Company Acquisition Agreement (except for any Acceptable Confidentiality Agreement permitted under Section 5.04(c)). Promptly following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and shall cause its and their respective Representatives to, immediately cease any solicitations, discussions or negotiations ongoing at such time with any Person (other than Parent and its Affiliates) or its Representatives with respect to any Takeover Proposal and promptly terminate all data room access granted to any such Person or its Representatives and, to the extent not previously requested, promptly request the return or destruction by such Person that has received information or executed a confidentiality agreement at any time within twelve (12) months immediately preceding the date hereof in connection with any Takeover Proposal of all non-public information concerning the Company and its Subsidiaries.

(b) Notification to Parent. During the Interim Period, as promptly as reasonably practicable, and in any event within one (1) Business Day of receipt by the Company or any of its directors, executive officers or Subsidiaries of any Takeover Proposal or any request that would reasonably be expected to lead to the making of a Takeover Proposal, the Company shall deliver to Parent a written notice setting forth: (i) the identity of the Person making such Takeover Proposal or request; and (ii) the material terms and conditions of any such Takeover Proposal. The Company shall keep Parent reasonably informed of any material amendment or other modification of any such Takeover Proposal or request on a prompt basis, and in any event within two (2) Business Days following the Company’s receipt in writing of such an amendment or modification. The Company agrees that neither the Company, nor any of the Company’s Subsidiaries will enter into any confidentiality or other written or binding oral agreement with any Person subsequent to the date hereof which prohibits the Company or such Subsidiary from providing any information required to be provided to Parent in accordance with this Section 5.04 within the time periods contemplated hereby.

(c) Permitted Conduct Related to a Superior Proposal. Notwithstanding anything to the contrary in this Agreement, at any time during the Interim Period and prior to obtaining the Requisite Company Vote, in the event that the Company receives a Takeover Proposal from any Person or group of Persons that the Company Board reasonably believes to be bona fide (and that did not result from a breach of this Section 5.04), (i) the Company and its Representatives may contact such Person solely to clarify the terms and conditions thereof to determine whether such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal, (ii) the Company, the Company Board and their respective Representatives may engage in negotiations or discussions with any Person or group of Persons making such Takeover Proposal and any of its Representatives or potential sources of financing if the Company Board determines in good faith that such Takeover Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (iii) if the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal, then the Company and its Representatives may, in response to such Takeover Proposal, furnish non-public information of the Company and its Subsidiaries to such Person(s) that made such Takeover Proposal, provided, however, that (A) prior to so furnishing such information, the Company must receive from such Person(s) an executed Acceptable Confidentiality Agreement, (B) the Company shall promptly (and in any event within one (1) Business Day) notify Parent in writing of such executed Acceptable Confidentiality Agreement, and (C) any material non-public information that is provided to such Person(s) or its Representatives shall be promptly (and in any event within one (1) Business Day) be made available by the Company to Parent or its Representatives to the extent such information was not previously made available to Parent or its Representatives.

(d) Company Adverse Recommendation Change. Except as otherwise provided in Section 5.04(e), neither the Company Board nor any committee thereof shall (i) (A) publicly recommend that the Company’s stockholders vote against the adoption of this Agreement and the approval of the transactions contemplated by this Agreement, including the Merger, or make any public statement or knowingly take any action with a similar intent, purpose or effect, (B) approve or recommend, or propose publicly to approve or recommend, to the Company’s stockholders any Takeover Proposal, or (C) fail to include in the Proxy Statement a recommendation that the Company’s stockholders provide the Requisite Company Vote (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement permitted under Section 5.04(c)).

(e) Notice of Superior Proposal. Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Requisite Company Vote, the Company Board may (i) make a Company Adverse Recommendation Change (and may thereafter and following the termination of this Agreement pursuant to ARTICLE VII cause or permit Company or any of its Subsidiaries to enter into any Company Acquisition Agreement relating to an unsolicited written bona fide Takeover Proposal) if (A) the Takeover Proposal did not result from a breach of this Section 5.04 and is not withdrawn, and (B) the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel and taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.04(e), that such Takeover Proposal constitutes a Superior Proposal and (after consultation with outside counsel) that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the duties of the members of the Company Board (or any committee thereof) under applicable Law so long as four (4) Business Days prior to making any such Company Adverse Recommendation Change, the Company has notified Parent in writing that the Company Board intends to make a Company Adverse Recommendation Change in connection with a Superior Proposal (a “Notice of Superior Proposal”). The Notice of Superior Proposal shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal. During the four Business Day period beginning on the date of delivery of the applicable Notice of Superior Proposal to Parent, the Company shall have offered to negotiate with (and, if accepted, negotiated, and caused its Representatives to negotiate, in good faith with) Parent (to the extent that Parent desires to negotiate) in making adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to be a Superior Proposal; provided, that any amendment, supplement or modification to any Takeover Proposal shall be deemed a new Takeover Proposal and Company may not terminate this Agreement pursuant to Section 7.04(a) or make a Company Adverse Recommendation Change pursuant to this Section 5.04(e) unless Company has again complied with the requirements of this Section 5.04(e) with respect to each such new Takeover Proposal including sending a Notice of Superior Proposal with respect to each such new Takeover Proposal.

(f) Compliance with Tender Offer Rules. Nothing contained herein shall prevent the Company Board or any committee thereof from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with its financial advisors and outside legal counsel, that failure to disclose such position would reasonably be expected to cause the directors of the Company to violate statutory standards of conduct applicable to directors serving on the Company Board (or any committee thereof) under applicable Law; provided, however, that any public disclosure (other than any “stop, look and listen” statement made under Rule 14d-9(f) under the Exchange Act) by the Company or the Company Board (or any committee thereof) relating to any determination, position or other action by the Company, the Company Board or any committee thereof with respect to any Takeover Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and publicly reaffirms the Company Board Recommendation in such disclosure.

(g) Standstills and Ownership Limits. The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Takeover Proposal to which the Company or any of its Subsidiaries is a party; provided, that, notwithstanding anything herein to the contrary, if the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties of the members of the Company Board (or any committee thereof) under applicable Law, the Company may grant a waiver of any standstill provision solely to the extent necessary to permit any Person to make a non-public Takeover Proposal to the Company Board and, to the extent permitted by the other subsections of this Section 5.04, thereafter negotiate and enter into any transaction in connection therewith. The Company and the Company Board (or any committee thereof) shall not take any action to exempt any Person (other than Parent or its Affiliates) from or render inapplicable any anti-takeover Law unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 7.04(a).

Section 5.05 Stockholders Meeting; Preparation of Proxy Materials; Approval by Sole Member of Merger Sub.

(a) Company Stockholders Meeting. The Company shall, as promptly as practicable following the date on which the SEC confirms that it has no further comments on the Proxy Statement (or receipt of notice that the SEC is not reviewing the preliminary Proxy Statement) and in accordance with the Company’s Organizational Documents, (i) establish a record date for, and give notice of, a meeting of its stockholders for the sole purpose of voting upon the approval of the Merger and voting on customary matters of procedure (together with any postponement, adjournment or other delay thereof, the “Company Stockholders Meeting”), (ii) cause the Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Stockholders Meeting and (iii) duly call, convene and hold the Company Stockholders Meeting; provided that the Company may, after consultation with Parent, postpone or adjourn the Company Stockholders Meeting (on one or more occasions) (A) with the consent of Parent, (B) due to the absence of a quorum, (C) to allow reasonable additional time for any supplemental or amended disclosure that the Company has determined in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting, (D) to allow additional solicitation of votes in order to obtain the Requisite Company Vote or (E) if required by applicable Law. Subject to the right of the Company Board to make a Company Adverse Recommendation Change pursuant to Section 5.04, the Company will include the Company Board Recommendation in the Proxy Statement, and the Company shall use commercially reasonable efforts to solicit proxies in favor of the Requisite Company Vote at the Company Stockholders Meeting.

(b) Preparation of Company Proxy Statement. As promptly as reasonably practicable (but in no event later than five (5) Business Days) after the date of this Agreement, the Company shall prepare the preliminary Proxy Statement, and, after reasonable consultation with, and approval by, Parent (which shall not be unreasonably withheld or delayed), file the preliminary Proxy Statement with the SEC. The Company shall, as promptly as practicable after receipt thereof, provide Parent with copies of any written comments, and advise Parent of any oral comments, with respect to the Proxy Statement received from the SEC. The Company shall use commercially reasonable efforts (with the assistance of, and after consultation with, Parent as provided by this Section 5.05(b)) to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement. Except as required in connection with a Company Adverse Recommendation Change, no filing or mailing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (which comments shall be considered by the Company in good faith). Parent and Merger Sub shall furnish to the Company all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement under applicable Law and shall promptly provide such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time. If, at any time prior to the Company Stockholders Meeting, any information relating to Parent, Merger Sub or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent, Merger Sub or the Company that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain an untrue statement or omit to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made) not misleading, the party that discovers such information shall promptly notify the other parties hereto, and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the Company’s stockholders in accordance with applicable Law. All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

(c) Approval by Sole Member of Merger Sub. Parent shall adopt this Agreement, as sole member of Merger Sub, and approve the Merger, in accordance with the MLLCA.

Section 5.06 RESERVED.

Section 5.07 Directors’ and Officers’ Indemnification and Insurance.

(a) Indemnification. Parent and Merger Sub agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Organizational Documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 5.07 of the Company Disclosure Letter, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the Organizational Documents of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses, and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses, and exculpation provisions set forth in the Organizational Documents of the Company as of the date of this Agreement.

(b) Insurance. The Surviving Corporation shall maintain in effect, and Parent shall cause the Surviving Corporation to maintain, the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to and through the Closing; provided that in lieu of such obligation, (i) Parent or the Surviving Corporation may substitute therefor policies of an insurance company, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof, or (ii) in consultation with Parent, the Company may obtain extended reporting period coverage under the Company’s existing insurance programs (to be effective as of the Closing) or purchase a “tail” policy for a period of six (6) years after the Closing through Parent’s insurance broker, as applicable, for a cost not in excess of two times the current annual premiums for such insurance; and provided, further, that in no event shall the Surviving Corporation be required to pay annual premiums for insurance under this Section 5.07(b) in excess of 300% of the most recent annual premiums paid by Company.

(c) Survival. The obligations of Parent, Merger Sub, and the Surviving Corporation under this Section 5.07 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.07 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.07 applies shall be third party beneficiaries of this Section 5.07, each of whom may enforce the provisions of this Section 5.07).

(d) Assumption by Successors and Assigns; No Release or Waiver. In the event Parent, the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 5.07. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, and employees, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.08 Commercially Reasonable Efforts.

(a) Governmental and Other Third-Party Approvals. Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 5.04), the parties hereto will use their respective commercially reasonable efforts to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in ARTICLE VI to be satisfied, including using commercially reasonable efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, Consents and approvals from Governmental Entities necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Entities necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the obtaining of all other necessary Consents, approvals or waivers from third parties; (iii) the defending of any lawsuits or other legal proceedings through the End Date, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by such party in accordance with the terms of this Agreement; and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement.

(b) Cooperation. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance before making any presentations or submissions to a Governmental Entity, (iii) cooperating in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, (iv) providing each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Merger or any other transactions, (v) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Entity, to the extent reasonably practical and not prohibited by such Governmental Entity, and (vi) supplying each other with copies of all material correspondence, or communications between any party and any Governmental Entity with respect to this Agreement (provided that such materials may be limited to counsel as required or advisable under applicable Law and may be redacted to remove valuation material). The parties agree that Parent shall control the strategy for all filings, notifications, submissions, and communications, proposals and litigation in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing under the Antitrust Laws after consulting with, and considering in good faith the view of, the Company relating to such strategy.

Section 5.09 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company and Parent agrees that no public release, statement or announcement concerning the Merger and the other transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by: (a) applicable Law, (b) court process, (c) the rules or regulations of any applicable United States securities exchange, or (d) any Governmental Entity to which the relevant party is subject or submits, provided, in each such case, the party making the release, statement or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.09 shall not apply to any release, statement or announcement made with respect to: (i) a Company Adverse Recommendation Change issued or made in compliance with Section 5.04; (ii) any other disclosure issued or made in compliance with Section 5.04; (iii) the Merger and the other transactions contemplated hereby that is substantially similar (and identical in any material respect) to those in a previous release, statement, announcement made by the Company or Parent in accordance with this Section 5.09, or (iv) is otherwise immaterial in substance.

Section 5.10 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.11 Section 16 Matters. Prior to the Effective Time, each of the parties shall take all such steps as may be required or appropriate to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of shares of Company Common Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.

Section 5.12 Stock Exchange Delisting; Deregistration. To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time.

Section 5.13 Obligations of Merger Sub; Subsidiaries. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. The Company will take all action necessary to cause its Subsidiaries to comply with the obligations set forth in or relating to this Agreement.

Section 5.14 Resignations. The Company shall cause each director of the Company or any director of any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time.

Section 5.15 Conversion of Preferred Stock.

(a) Conversion. Upon the election of a holder of Company Preferred Stock to convert such holder’s shares of Company Preferred Stock into Company Common Stock, in accordance with the terms and conditions of the Organizational Documents upon exercise of conversion rights triggered by the closing of the Merger (“Cancelled Preferred Stock”), such Cancelled Preferred Stock will automatically be cancelled and retired, will cease to exist, will be converted into the right to receive only an amount equal to the product of (i) the Merger Consideration times (ii) the shares of Company Common Stock issuable to such holder in accordance with the Organizational Documents, and will have and represent no further or other rights (“Preferred Stock Conversion”).

(b) Appointment of Paying Agent; Preferred Payment Fund. Parent shall appoint Paying Agent to act as the agent for the purpose of paying the Merger Consideration for: (i) a certificate formerly representing any shares of Cancelled Preferred Stock (each, a “Preferred Certificate”); or (ii) any book-entry shares formerly representing any shares of Cancelled Preferred Stock (each, a “Preferred Book-Entry

Share”). Within two (2) Business Days after the Conversion Date (as defined in the Organizational Documents), Parent shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, sufficient funds to pay the aggregate Merger Consideration that is payable in respect of all of the shares of Cancelled Preferred Stock (the “Preferred Stock Payment Fund”) in amounts and at the times necessary for such payments. If for any reason (including losses) the Preferred Stock Payment Fund is inadequate to pay the amounts to which holders of shares shall be entitled under Section 5.15(a), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement. The Preferred Stock Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Cancelled Preferred Stock for the Merger Consideration. Within five (5) Business Days after the Conversion Date, Parent shall send, or shall cause the Paying Agent to send in accordance with the Paying Agent’s customary procedures, to each record holder of shares of Cancelled Preferred Stock a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Preferred Certificates or transfer of the Preferred Book-Entry Shares to the Paying Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Surviving Corporation may reasonably specify) for use in such exchange.

(c) Procedures for Surrender; No Interest. Each holder of shares of Cancelled Preferred Stock shall be entitled to receive the Merger Consideration in respect of the Cancelled Preferred Stock formerly represented by a Preferred Certificate or a Preferred Book-Entry Share upon: (i) surrender to the Paying Agent of such Preferred Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Paying Agent; or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of such Preferred Book-Entry Shares. Until so surrendered or transferred, as the case may be, each such Preferred Certificate or Preferred Book-Entry Share, as applicable, shall represent after the Preferred Stock Conversion for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of any such Preferred Certificate or Preferred Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Section 5.15, each such Preferred Certificate or Preferred Book-Entry Share so surrendered or transferred, as the case may be, shall immediately be cancelled.

(d) Investment of Payment Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Preferred Stock Payment Fund will be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in: (i)

obligations of or fully guaranteed by the United States; (ii) short-term commercial paper rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation; (iii) certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available); or (iv) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. No losses with respect to any investments of the Preferred Stock Payment Fund will affect the amounts payable to the holders of Preferred Certificates or Preferred Book-Entry Shares. Any income from investment of the Preferred Stock Payment Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(e) Full Satisfaction. All Merger Consideration paid upon the surrender of Preferred Certificates or Preferred Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Cancelled Preferred Stock formerly represented by such Preferred Certificates or Preferred Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Cancelled Preferred Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Preferred Certificates or Preferred Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Section 5.15.

(f) Termination of Payment Fund. Any portion of the Preferred Stock Payment Fund that remains unclaimed by the holders of shares of Cancelled Preferred Stock one-hundred and twenty (120) calendar days after the Conversion Date shall be returned to the Surviving Corporation (or, at the option of Parent, Parent), upon demand, and any such holder who has not exchanged shares of Cancelled Preferred Stock for the Merger Consideration in accordance with this Section 5.15 prior to that time shall thereafter look only to the Surviving Corporation or Parent, as applicable (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, neither the Surviving Corporation nor Parent shall be liable to any holder of shares of Cancelled Preferred Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Cancelled Preferred Stock two years after the Conversion Date, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Parent, Parent) free and clear of any claims or interest of any Person previously entitled thereto.

Section 5.16 Treatment of LP Interests. The Company shall offer to purchase for the same per share Merger Consideration that each share of Company Common Stock receives pursuant to this Agreement, simultaneously with the Closing of the Merger, the LP Interests held by the limited partners (other than the Company) in the Partnership pursuant to agreements in form and substance reasonably acceptable to Parent and in accordance with the terms and conditions of Section 7.01(c) of the Amended and Restated Partnership Agreement dated December 13, 2004, as amended (the “Partnership Agreement”), that must be complied with so that the limited partners of the Partnership (other than the Company) are not required under the Partnership Agreement to vote on, consent to, waive any rights with respect to or otherwise approve the Merger, this Agreement or any of the transactions contemplated hereby.

Section 5.17 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.18 Tax Matters. Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

Section 5.19 Termination of Company Employee Plans. The Company shall terminate, or cause to be terminated, its 401(k) Plan (the “401(k) Plan”) effective as of the last business day prior to the Closing Date and in connection therewith fully vest all accounts of all participants in the 401(k) Plan and provide for the distribution of all such accounts pursuant to applicable Laws. Additionally, if requested by the Parent, the Company shall terminate, or cause to be terminated, any additional Company Employee Plans as may be requested by the Parent. The Company shall deliver to Parent at Closing duly executed resolutions of the Board of Directors of the Company reflecting the termination of the 401(k) Plan and any other designated Company Employee Plans.

Section 5.20 Financing Cooperation.

(a) Prior to the Closing Date, the Company shall use commercially reasonable efforts to provide, and shall cause each Subsidiary of the Company and each of the Company’s and each Subsidiary’s non-legal Representatives to use commercially reasonable efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation that is reasonably requested and customary in connection with Parent arranging the Debt Financing effective as of or after (and conditioned on the occurrence of) the Effective Time of the Merger, including using commercially reasonable efforts to:

(i) upon reasonable notice, direct employees of the Company and its Subsidiaries with appropriate seniority and expertise to be available at reasonable times and participate in a reasonable number of meetings (including one-on-one meetings or conference calls with providers of the Debt Financing); provided, that any such meeting or communication may be conducted virtually by videoconference or other media;

(ii) provide reasonable and customary assistance to Parent with Parent’s preparation of bank information memoranda and similar marketing documents reasonably necessary in connection with the Debt Financing (which may include, but not be limited to customary offering and syndication documents) and provide reasonably timely and customary access to diligence materials, appropriate personnel and properties during normal business hours and on reasonable advance notice to allow sources of the Debt Financing and their representatives to complete all reasonable due diligence; in each case in this clause: (A) subject to customary confidentiality provisions and disclaimers; (B) as reasonably requested in writing (e-mail being sufficient) by Parent; and (C) limited to information to be contained therein with respect to the Company and its Subsidiaries;

(iii) to the extent requested by Debt Financing Sources, furnish Parent, reasonably promptly upon written request, with such historical financial, statistical and other pertinent business information relating to the Company and its Subsidiaries as may be reasonably requested by Parent (which notice shall state with reasonable specificity the information requested), as is customarily required with financings of the type similar to the Debt Financing and reasonably available and prepared by or for the Company and its Subsidiaries in the ordinary course of business; provided, that, the Company shall not be responsible in any manner for any pro forma financial information or financial statements;

(iv) facilitate, effective no earlier than the Effective Time, simultaneously with, and conditioned upon, and subject to the occurrence of, the

Closing, the execution and delivery of definitive financing, pledge, security and guarantee documents relating to the Debt Financing;

(v) provide documentation and other information with respect to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Debt Financing, in each case as reasonably requested by Parent in writing;

(vi) (A) cooperate in connection with the repayment or defeasance of any existing indebtedness of the Company and its Subsidiaries as of the Effective Time and the release of related Liens, including delivering such payoff, defeasance, termination or similar notices under any existing financing documents of the Company and its Subsidiaries as are reasonably requested by Parent;

(vii) to the extent requested by Parent in writing, obtain from the Company’s independent auditors customary “comfort letters” and customary consents to the use of accountants’ audit reports in connection with the Debt Financing;

(viii) provide reasonable and customary assistance with respect to Parent attempting to obtain any third-party consents associated with the Debt Financing which shall not be required to be effective until as of, and subject to the occurrence of, the Closing;

(ix) provide reasonable consent to the use of the Company’s and its Subsidiaries’ logos in connection with the Debt Financing;

(x) to the extent reasonably requested in writing by Parent, (A) mail and e-mail requests for estoppels, subordination agreements and certificates from non-residential tenants, lenders, managers, franchisors, ground lessors, ground lessees, and counterparties to parking agreements, reciprocal easement agreements, association or condo regimes, declarations and similar agreements in form and substance reasonably satisfactory to such Debt Financing Source and reasonably cooperate to facilitate the negotiation and execution of such agreements and certificates, and (B) provide customary owner’s affidavits, gap indemnities, no change survey affidavits and non-imputation affidavits to enable Parent’s title company to issue policies of title insurance; and

(xi) to the extent reasonably requested in writing (e-mail being sufficient) by Parent, provide customary and reasonable assistance to allow Parent, the Debt Financing Sources, and each of their respective Representatives to conduct customary appraisal, survey field work and non-invasive environmental and engineering inspections of each Company Real Property (provided, however, that all such activities and inspections shall be conducted, and Parent shall schedule and coordinate all such activities with the Company, in each case in accordance with Section 5.03).

(b) Notwithstanding the foregoing, the Company shall not be required to provide, or cause its Subsidiaries or Representatives to provide, cooperation under this Section 5.20 to the extent that it: (i) unreasonably interferes with the ongoing business or operations of the Company and its Subsidiaries; (ii) requires the Company and its Subsidiaries to incur any liability (including any commitment fees and expense reimbursement) in connection with the Debt Financing prior to the Closing (except those fees, expenses and liabilities that are reimbursable by Parent pursuant to Section 5.20(c)); (iii) requires the Company and its Subsidiaries or their respective Representatives to execute, deliver or enter into, or perform any agreement, document, certificate or instrument (or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Effective Time) with respect to the Debt Financing (other than with respect to customary authorization letters with respect to the Debt Financing) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which is not contingent upon the Closing or would be effective at or prior to the Effective Time (it being understood that in no event shall any officer or director of the Company and its Subsidiaries be required to take any such action described in this clause (iii) unless such Person shall be continuing in such role following the Effective Time, and shall only be required to do so in such continuing capacity); (iv) requires the Company and its Subsidiaries or their counsel to give any legal opinion, to the extent not contingent on and effective as of the Closing; (v) requires the Company and its Subsidiaries to provide any information that is prohibited or restricted by applicable Law; (vi) requires the Company and its Subsidiaries to provide access to or disclose information that the Company or any of its Subsidiaries determines could reasonably be expected to result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)); (vii) requires the Company and its Subsidiaries to take any action that is prohibited or restricted by, or would conflict with or violate, its Organizational Documents, any Company Material Contract or any applicable Laws; (viii) would reasonably be expected to result in any Representative of the Company or its Subsidiaries incurring personal liability with respect to any matter relating to the Debt Financing or requires any Representative of the Company or any of its Subsidiaries to deliver any certificate that such Representative reasonably believes, in good faith, contains any untrue certifications; (ix) requires the Company and its Subsidiaries or their Representatives, as applicable, to waive or amend any terms of this Agreement; or (x) causes any representation, warranty, covenant or other term in this Agreement to be breached or causes any Closing condition set forth in ARTICLE VI to fail to be satisfied. In no event shall the Company be in breach of this Agreement because of (A) the failure to deliver any financial or other information that is not currently readily available to the Company and its Subsidiaries on the date hereof and has not otherwise been prepared in the ordinary course of business of Company and its Subsidiaries at the time requested by Parent or (B) the failure to obtain review of any financial or other information by its accountants and in no event shall the Company or its Subsidiaries be required to provide or assist in the preparation of any projections or “pro forma” financial statements. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of the Subsidiaries of the Company, or any of their respective Representatives at the request of Parent pursuant to this Section 5.20. Nothing contained in this Section 5.20 or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an issuer or other obligor with respect to the Debt Financing.

(c) Parent shall reimburse or cause to be reimbursed the Company and its Subsidiaries promptly upon written demand for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ and out-of-pocket accountants’ fees) (other than in respect of the preparation of customary historical and ordinary course financial statements already prepared by the Company and its Subsidiaries in the ordinary course of their business and/or with respect to information or materials already in the possession or control of any of the Company and its Subsidiaries) incurred by the Company and its Subsidiaries and their Representatives in connection with the cooperation under this Section 5.20 and any action taken by them at the request of Parent pursuant to Section 5.20 (including the dissolution and termination of any subsidiaries formed and documentation entered into pursuant to Section 5.20), and shall indemnify and hold harmless the Company and its Subsidiaries and their Representatives and each of the Company’s and its Subsidiaries’ and their Representatives’ respective present and former directors, officers, employees and agents (collectively, the “Financing Indemnified Parties”) from and against any and all documented out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing or the Assumed Indebtedness and any information used in connection therewith, in each case, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a result of bad faith, gross negligence or willful misconduct by any Financing Indemnified Party as determined by a court of competent jurisdiction in a final judgment not subject to further appeal. The provisions of this Section 5.20(c) are intended to be for the benefit of, and shall be enforceable by, each of the foregoing Financing Indemnified Parties. This Section 5.20(c) shall survive the termination of this Agreement (and in the event the Merger and the other transactions contemplated hereby are not consummated, notwithstanding anything to the contrary in this Agreement, Parent shall promptly reimburse the Company for any reasonable and documented out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation under Section 5.20, reimbursable under this Section 5.20(c) and not previously reimbursed and any indemnification obligations under this Section 5.20(c), in each case, without regard to any other limitations on liability set forth in this Agreement).

(d) Promptly following Parent’s request, the Company shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to deliver to each of the lenders or any agent or trustee acting on their behalf (each, an “Existing Lender”) under the existing indebtedness of the Company and its Subsidiaries set forth on Section 5.20(d) of the Company Disclosure Letter (the “Assumed Indebtedness”), a notice prepared by Parent, in form and substance reasonably approved by the Company, requesting that such Existing Lender deliver to Parent and the Company a written statement or documents (the “Assumption Documents”) (A) confirming (1) the aggregate principal amount of the indebtedness outstanding under such Assumed Indebtedness, (2) the date to which interest and principal has been paid in respect of such Assumed Indebtedness, and (3) the amount of any escrows being held by such Existing Lender in respect of such Assumed Indebtedness; and (B) consenting to the assumption of the existing indebtedness, the replacement of any guaranty and the consummation of the Merger and the other transactions contemplated by this Agreement, and to the modifications of the terms of such Assumed Indebtedness that Parent may reasonably request after the date hereof; provided, that the Company shall be informed of any such request or modification; provided, further, that, in the event Parent requests Assumption Documents in accordance with this Section 5.20(d), (x) the Assumption Documents will be effective as of or immediately prior to and conditioned on the occurrence of the Effective Time and (y) the Company and its Subsidiaries shall not have obligation, responsibility or liability to Parent or Merger Sub in connection with Parent’s request for any consent of any Existing Lender requested pursuant to this Section 5.20(d), other than to use commercially reasonable efforts to deliver such request in the form prepared by Parent (and approved by Company) to the applicable Existing Lender.

Section 5.21 Financing.

(a) Parent and Merger Sub shall have the right, from time to time, to amend, replace, supplement or otherwise modify or waive any of its rights under the Commitment Letter; provided, however, that neither Parent nor Merger Sub will (without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed) agree or consent to any such amendment, replacement, supplement, modification or waiver that (individually or in the aggregate with other amendments, supplements, modifications or waivers): (i) reduces the aggregate amount of the net proceeds of the Debt Financing below an amount which, together with the available cash of Parent, would be sufficient to satisfy the obligations of Parent hereunder; (ii) imposes new or additional conditions or otherwise expands, amends, or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to: (A) prevent or materially delay the Closing, or (B) make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, materially less likely to occur; or (iii) materially adversely impact the ability of Parent or Merger Sub to enforce its rights against the Lenders party to the Commitment Letter or the Debt Financing definitive agreements; provided that, notwithstanding the foregoing, Parent and Merger Sub may (without the consent of the Company) amend, replace, supplement, modify, or waive the Commitment Letter: (1) in accordance with the “market flex” provisions thereof, and (2) to add lenders, arrangers, bookrunners, agents, managers, or other Debt Financing Sources that have not executed the Commitment Letter as of the date hereof as provided for therein. Parent or Merger Sub shall promptly furnish to the Company a copy of any amendment, replacement, supplement, modification, or waiver relating to the Commitment Letter. Any reference in this Agreement to: (x) the “Debt Financing” will include the financing contemplated by the Commitment Letter as so amended or modified, and (y) the “Commitment Letter” or “Fee Letter” shall mean the Commitment Letter or the Fee Letter, as the case may be, as so amended or modified.

(b) Subject to the terms and conditions of this Agreement (including the right of Parent and Merger Sub to amend, replace, supplement, modify, or waive the Commitment Letter subject to the limitations set forth in Section 5.21(a)), Parent and Merger Sub will each use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, and advisable to arrange, maintain the effectiveness of, and consummate the Debt Financing on or prior to the Closing Date, on the terms and conditions (including, to the extent required, the full exercise of any “market flex” provision) described in the Commitment Letter, including, but not limited to, using commercially reasonable efforts to: (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof and hereof until the earlier of the consummation of the financing contemplated thereby and the termination of this Agreement; (ii) negotiate, execute, and deliver definitive agreements with respect to the Debt Financing contemplated by the Commitment Letter on the terms and conditions (including, if required, utilizing any “market flex” provisions) contemplated by the Commitment Letter; (iii) promptly satisfy (or obtain waivers of) all conditions contained in the Commitment Letter that are within its control and to comply with all of its obligations pursuant to the Commitment Letter that are within its control; (iv) subject to the satisfaction (or waiver) of all of the conditions set forth in the Commitment Letter, consummate the Debt Financing at or prior to the time the Closing should occur pursuant to Section 1.02; and (v) enforce its rights under the Commitment Letter in the event of any breach or default thereof. Parent and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Commitment Letter as and when they become due and payable, including any extension fees to be paid by Parent, Merger Sub or any of their respective Affiliates pursuant to the Commitment Letter.

(c) Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing (including providing the Company with copies of all definitive agreements related to the Debt Financing), and promptly provide the Company copies of all side letters, other Contracts and other documentation and information to which Parent or Merger Sub hereafter becomes a party or of which Parent or Merger Sub hereafter becomes aware, in each case that would be reasonably expected to materially impact the consummation of the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall promptly notify the Company of: (i) any breach, default, termination, or cancellation by any party to the Commitment Letter or Debt Financing definitive agreements that Parent or Merger Sub becomes aware of; and (ii) the receipt by Parent or Merger Sub of any notice from any Debt Financing Source with respect to (A) any breach, default, termination, or cancellation by any party to the Commitment Letter or Debt Financing definitive agreements, or (B) any material dispute among any parties to the Commitment Letter or Debt Financing definitive agreements that would be reasonably expected to materially impact the consummation of the Debt Financing.

(d) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Commitment Letter, Parent will promptly notify the Company in writing and use commercially reasonable efforts to: (i) as promptly as practicable following the occurrence of such event, arrange and obtain alternative and/or supplemental debt financing from alternative sources in an amount sufficient, when combined with the funds from other available sources, to replace any unavailable Debt Financing, on terms and conditions not less favorable in any material respect to Parent and Merger Sub than those contained in the Commitment Letter (provided, that any such alternative debt financing shall not, without the prior written consent of the Company, (A) have conditions to funding that are more onerous than those set forth in the Commitment Letter, or (B) be reasonably expected to delay or prevent the Closing); and (ii) obtain one or more new financing commitment letters with respect to such alternative debt financing (each, a “New Commitment Letter”). Parent shall promptly provide the Company with a correct and complete copy of any New Commitment Letter, together with any exhibits, schedules, and annexes thereto, and a correct and complete copy of any fee letter in connection therewith (which may be redacted in the manner described in Section 4.05 hereof). In the event that any New Commitment Letter is obtained, (1) any reference in this Agreement to the “Commitment Letter” or the “Fee Letter” shall mean the Commitment Letter or the Fee Letter, as the case may be, to the extent not superseded by one or more New Commitment Letters (or any related fee letter(s)) at the time in question, and any New Commitment Letter (and any related fee letter(s)) to the extent then in effect, and (2) any reference in this Agreement to the “Debt Financing” will mean the Debt Financing contemplated by the Commitment Letter as modified pursuant to the foregoing.

(e) Each of Parent and Merger Sub acknowledge and agree that the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Parent's or Merger Sub's ability to obtain any financing (including the Debt Financing).

Section 5.22 Notification of Certain Matters.

(a) The Company and its Representatives shall give prompt written notice to Parent of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, and keep Parent reasonably informed with respect to the status thereto.

(b) The Company and its Representatives shall give prompt written notice to Parent of any Legal Action commenced or, to such the Company’s Knowledge, threatened against, relating to or involving such the Company or any of its Subsidiaries, respectively, or any of its or their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement and shall keep the other parties hereto informed on a reasonably current basis with respect to the status of any such Legal Actions and other Legal Actions disclosed on Section 3.10 of the Company Disclosure Letter (including by promptly furnishing to the other Parties such information relating to such Legal Actions as may be reasonably requested, subject to the preservation of privilege).

(c) The Company and its Representatives shall give Parent the opportunity to participate in the defense and settlement of any pending or threatened Legal Action relating to this Agreement, the Merger and the other transactions contemplated by this Agreement. The Company or applicable Subsidiaries of the Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding any such Legal Actions unless Parent has consented thereto in writing.

ARTICLE VI
CONDITIONS

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. The Requisite Company Vote shall have been obtained in accordance with applicable Law and the Company’s Organizational Documents.

(b) No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Parent and Merger Sub on or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company (other than in the representations referred to in clauses (ii) and (iii) below) set forth in ARTICLE III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement and as of the Effective Time, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except for failures of such representations and warranties to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii) the representations and warranties of the Company contained in Section 3.02 shall be true and correct as of the date of this Agreement and as of the

Effective Time, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date), except for failures of such representations and warranties to be true and correct that would not result in more than a de minimis effect (including more than a de minimis increase in the aggregate consideration payable by Parent and Merger Sub pursuant to ARTICLE II); and

(iii) the representations and warranties contained in Section 3.01(a), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.05(b), Section 3.11 and Section 3.20 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Effective Time.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Officers Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) hereof.

(e) REIT Opinion. Parent shall have received (i) a written opinion of Frost Brown Todd LLP (or other counsel selected by the Company and reasonably satisfactory to Parent), dated as of the Closing Date, in substantially the form attached hereto as Exhibit A (or otherwise in form and substance reasonably satisfactory to Parent), to the effect that, commencing with the Company’s taxable year that ended on December 31, 2004, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by the Company and the Partnership, as applicable, and (ii) a tax representation letter, dated as of the Closing Date, signed by an executive officer of the Company and addressed to counsel issuing the written opinion described in Section 6.02(e)(i), in customary form and substance, containing representations of the Company with respect to itself and its Subsidiaries reasonably necessary or appropriate to enable such counsel to render the written opinion described in Section 6.02(e)(i).

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “material adverse effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement and as of the Effective Time, as if made at and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants. Parent and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Effective Time.

(c) Officers Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 6.03(a) and Section 6.03(b).

ARTICLE VII
TERMINATION, AMENDMENT, AND WAIVER

Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing (whether before or after the receipt of the Requisite Company Vote) by the mutual written consent of Parent, Merger Sub, and the Company.

Section 7.02 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Closing (except as provided otherwise below, whether before or after the receipt of the Requisite Company Vote):

(a) if the Merger has not been consummated on or before April 22, 2026 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been a contributing cause of, or was a contributing factor that resulted in, the failure of the Merger to be consummated on or before the End Date;

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been a contributing cause of, or was a contributing factor that resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order; or

(c) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote shall not have been obtained at such meeting (unless such Company Stockholders Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

Section 7.03 Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Closing (except as provided otherwise below, whether before or after the receipt of the Requisite Company Vote):

(a) if the Company shall have breached, or failed to perform or comply with, any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure to perform or comply (A) would result in the failure of a condition to the Closing set forth in Section 6.02(a) or Section 6.02(b), and (B) is incapable of being cured by the End Date; or, if capable of being cured by the End Date, shall not have been cured prior to the earlier of (i) twenty (20) days after written notice thereof is given by Parent to the Company or (ii) three (3) Business Days before the End Date; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.03(a) if Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement hereunder such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied;

(b) if, (i) prior to receipt of the Requisite Company Vote, the Company Board (or a committee thereof) shall have effected a Company Adverse Recommendation Change, (ii) prior to receipt of the Requisite Company Vote, the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business

Days after the date that a Takeover Proposal shall have been first publicly announced, (iii) the Company shall have breached or failed to perform in any material respect any of its obligations under Section 5.04; or (iv) the Company or the Company Board (or a committee thereof) shall have approved, adopted, publicly endorsed, declared advisable or recommended, or the Company or any Subsidiary of the Company shall have entered into, a Company Acquisition Agreement relating to any Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.04(c)).

Section 7.04 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Closing (except as provided otherwise below, whether before or after the receipt of the Requisite Company Vote):

(a) if prior to the receipt of the Requisite Company Vote at the Company Stockholders Meeting, the Company Board authorizes the Company, to the extent permitted by and subject to full compliance with the applicable terms and conditions of this Agreement, including Section 5.04 hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.04(c)) in respect of a Superior Proposal; provided, that such termination is subject to the Company entering into such Company Acquisition Agreement substantially concurrently with the termination of this Agreement and paying the Company Termination Fee in accordance with the terms, and at the time, specified in Section 7.06(a); or

(b) if Parent or Merger Sub shall have breached, or failed to perform or comply with, any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure to perform or comply (A) would result in the failure of a condition to the Closing set forth in Section 6.03(a) or Section 6.03(b), and (B) is incapable of being cured by the End Date; or, if capable of being cured by the End Date, shall not have been cured prior to the earlier of (i) twenty (20) days after written notice thereof is given by the Company to Parent or Merger Sub, as applicable or (ii) three (3) Business Days before the End Date; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.04(b) if the Company is then in breach of any representation, warranty, covenant or agreement hereunder such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied.

Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this ARTICLE VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to the other party or parties hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice. If this Agreement is properly and validly terminated pursuant to this ARTICLE VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party or parties hereto, except that: (a) Section 5.03(b), this Section 7.05, Section 7.06, and ARTICLE VIII (and any related definitions contained in any such Sections or Article) shall survive termination and remain in full force and effect in accordance with their respective terms, and (b) except as expressly set forth in Section 7.06, no such termination shall relieve any party of any liability for deliberate fraud by such party or the Willful Breach by such party that occurs prior to such termination.

Section 7.06 Fees and Expenses Following Termination.

(a) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 7.03(b); or

(ii) this Agreement is terminated by the Company pursuant to Section 7.04(a); or

(iii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 7.02(c), (B) prior to such termination a Takeover Proposal shall have been publicly disclosed and not withdrawn, and (C) within twelve (12) months following the date of such termination the Company shall have consummated such Takeover Proposal (it being understood for all purposes of this Section 7.06, all references in the definition of Takeover Proposal to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)” instead);

then the Company shall pay, as directed by Parent, the Company Termination Fee. Payment of the Company Termination Fee shall be made by wire transfer of immediately available funds to the account or accounts designated by Parent as follows: (1) in the case of Section 7.06(a)(i), within two (2) Business Days after termination of this Agreement pursuant to Section 7.03(b); (2) in the case of Section 7.06(a)(ii), prior to or concurrently with termination of this Agreement pursuant to Section 7.04(a); and (3) in the case of Section 7.06(a)(iii), concurrently with the consummation of such Takeover Proposal. For the avoidance of doubt, any payment made by the Company under this Section 7.06(a) shall be payable only once with respect to this Section 7.06(a), and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent actually receives the full payment of the Company Termination Fee pursuant to this Section 7.06(a) (and the costs and expenses contemplated by the following sentence), the receipt of the Company Termination Fee (and the costs and expenses contemplated by the following sentence) pursuant to and in accordance with this Section 7.06(a) shall be deemed to be liquidated damages (and Parent’s and Merger Sub’s sole and exclusive remedy) for any and all losses or damages suffered or incurred by Parent and Merger Sub, any of their respective Affiliates or Representatives in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, or any of their respective Affiliates or Representatives shall be entitled to bring or maintain any Legal Action against the Company or its Subsidiaries or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Fee and the costs and expenses contemplated by the following sentence), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination. If the Company fails to pay the Company Termination Fee when due and Parent or Merger Sub commences a Legal Action which results in a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding). For the avoidance of doubt, under no circumstances shall Parent be permitted or entitled to receive from the Company both payment of any monetary damages, on the one hand, and payment of all or a portion of the Company Termination Fee (and related collection costs, if any), on the other hand.

(b) In the event that:

(i) the Company terminates this Agreement pursuant to Section 7.04(b);

(ii) all the conditions to Closing set forth in Section 6.01 and Section 6.02 have been and continue to be satisfied or, to the extent permitted by Law, waived by Parent (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided, that such conditions to be satisfied at the Closing would be capable of being satisfied as of the date of the termination described in the immediately preceding clause (i) if the Closing were to occur on the date of such termination); and

(iii) the Debt Financing (including any alternative debt financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.21) has not been funded, is not reasonably capable of being (and is not available to be) funded in full in accordance with the terms and conditions of the Commitment Letter or any New Commitment Letter, and the Lenders have not confirmed in writing that the full proceeds of the Debt Financing will be funded in accordance with the terms and conditions of the Commitment Letter or any New Commitment Letter at the Closing;

then the Parent shall pay, as directed by the Company, the Parent Termination Fee. Payment of the Parent Termination Fee shall be made by wire transfer of immediately available funds to the account or accounts designated by the Company within five Business Days after the termination described in the immediately preceding clause (i). For the avoidance of doubt, any payment of the Parent Termination Fee deemed to be made by the Parent under this Section 7.06(b) shall be payable only once with respect to this Section 7.06(b), and not in duplication. In the event that the Company actually receives the full payment of the Parent Termination Fee pursuant to this Section 7.06(b) (and the costs and expenses contemplated by the following sentence), the receipt of the Parent Termination Fee (and the costs and expenses contemplated by the following sentence) pursuant to and in accordance with this Section 7.06(b) shall be deemed to be liquidated damages (and the Company’s sole and exclusive remedy) for any and all losses or damages suffered or incurred by the Company, its Subsidiaries and any of their respective Affiliates or Representatives in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, Parent and Merger Sub shall have no further liability, whether pursuant to a claim at law or in equity, to the Company, its Subsidiaries or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, its Subsidiaries or any of their respective Affiliates or Representatives shall be entitled to bring or maintain any Legal Action against Parent, Merger Sub or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Parent Termination Fee and the costs and expenses contemplated by the following sentence), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination. If Parent fails to pay the Parent Termination Fee when due and the Company commences a Legal Action which results in a final, non-appealable judgment against Parent and/or Merger Sub for the Parent Termination Fee or any portion thereof, then Parent shall pay the Company its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the unpaid amount of the Parent Termination Fee at the

“prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding). For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive from Parent or Merger Sub both payment of any monetary damages, on the one hand, and payment of all or a portion of the Parent Termination Fee (and related collection costs, if any), on the other hand.

Section 7.07 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Company Vote, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of Company Common Stock without such approval. Notwithstanding the foregoing, in no event may this Section 7.07 or Section 8.15(b) (and any other provision of this Agreement to the extent that an amendment of such provision would modify the substance of this Section 7.07 or Section 8.15(b)) be amended in any manner materially adverse to the Debt Financing Sources with respect to any Debt Financing without the prior written consent of such Debt Financing Source adversely affected.

Section 7.08 Extension; Waiver. At any time prior to the Effective Time, Parent or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
MISCELLANEOUS

Section 8.01 Definitions.

(a) For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing substantive terms that are no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Takeover

Proposal; provided, further, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.04.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, the HSR Act, and all other federal and state Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Associate” has the meaning set forth in Section 3-601 of the MGCL.

“Business Day” means any day, other than Saturday, Sunday, or any day on which the SEC or banking institutions located in Williamsburg, Virginia are authorized or required by Law or other governmental action to close.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Agreement” means any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Takeover Proposal.

“Company Equity Award” means a Company Restricted Share granted under one of the Company Stock Plans, as the case may be.

“Company ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect, or change (each, an “Effect”) that is, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition, or assets of the Company and its Subsidiaries, taken as a whole, (b) the Company’s status as a REIT, (c) the ability of the Company to consummate the Merger before the End Date; provided, however, that, a Company Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery, announcement, pendency or consummation of this Agreement); (iii) any changes in applicable Law or GAAP or other applicable accounting standards, including interpretations thereof, (iv) acts of war, sabotage, terrorism, or military actions, or the escalation thereof; (v) natural disasters and weather conditions; (vi) general conditions in the industry in which the Company and its Subsidiaries operate; (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with Parent’s consent; provided further, however, that any Effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Real Property” means the Company Owned Real Property and the real property leased or subleased by the Company or any of the Company Subsidiaries pursuant to the Company Real Property Leases.

“Company Related Party” means Company and its affiliates and its and their affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Company Stock Plans” means the following plans, in each case as amended: (i) the Company’s 2013 Long-Term Incentive Plan (“2013 Plan”), permitted the grant of stock options, restricted stock and performance share compensation awards to its employees and directors for up to 750,000 shares of common stock, (ii) the Company’s 2022 Long-Term Incentive Plan which permits similar compensation awards as the 2013 Plan to its employees and directors for up to 2,000,000 shares of common stock, and (iii) the Sotherly Hotels Inc. Employee Stock Ownership Plan (the “ESOP”).

“Company Termination Fee” means Four Million Dollars ($4,000,000).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“Data Room” means that certain electronic data room hosted by Microsoft SharePoint on behalf of the Company under the project name “SOHO Data Room – Primary”.

“Debt Financing Sources” means, with respect to the Debt Financing or any other loan or debt financing arrangement entered into in connection with this Agreement, the Persons that have committed to provide or to cause to provide, or otherwise entered into agreements in connection with, the Debt Financing or any such other loans or debt financing arrangements in connection with the transactions contemplated hereby, including any joinder agreements, credit agreements, purchase agreements, commitment letters, engagement letters or indentures relating thereto, together with their Affiliates and such Persons’ and their Affiliates’ respective direct or indirect current, former or future directors, officers, employees, partners, attorneys, controlling persons, managers, advisors, agents and representatives and their respective successors and assigns.

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substance. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et. seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et. seq.;

the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et. seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et. seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et. seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et. seq.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Expenditure Budget” means the budgeted amount of all expenses set forth in Exhibit C.

“Ground Lease” means a ground lease (or ground sublease) interest in any real property with a third party pursuant to which the Company or any Company Subsidiary is a lessee (or sublessee) as of the date hereof, including each amendment or guaranty or other agreement related thereto.

“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, mold, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means: (a) with respect to the Company and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the Company Disclosure Letter; and (b) with respect to Parent and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the Parent Disclosure Letter; in each case, after due inquiry.

“Laws” means any federal, state, local, municipal or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, examinations, or other similar legal proceedings by or pending before any Governmental Entity, arbitrator, mediator, or other tribunal.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

“Management Agreement” means the management agreements entered into by the Company or any Subsidiary of the Company (as amended from time to time) pursuant to which any hotel operator (other than the Company or any Subsidiary of the Company) manages or operates any Company Real Property (each a “Management Company”) on behalf of the Company or any Subsidiary of the Company and each amendment, guarantee, license or franchise agreement (whether with the Management Company or any Affiliate thereof) or other Contracts related to such management agreements and entered into by any of the Company or any Subsidiary of the Company.

“Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which any of the Company or any Subsidiary of the Company is the tenant or subtenant or serves in a similar capacity, (a) providing for annual rentals of $100,000 or more or (b) demising more than 1,000 square feet of space.

“Material Space Lease” means any lease, sublease, license or occupancy agreement of real property (other than Ground Leases) under which any of the Company or any Subsidiary of the Company is the landlord or sub-landlord or serves in a similar capacity, (a) providing for annual rentals of $100,000 or more or (b) demising more than 1,000 square feet of space.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

“Parent Material Adverse Effect” shall mean any Effect that is, individually or in the aggregate, materially adverse to: (a) the business, results of operations, financial condition, or assets of Parent and Merger Sub, taken as a whole, or (b) the ability of Parent and Merger Sub to consummate the Merger before the End Date.

“Parent Termination Fee” means Eight Million Dollars ($8,000,000).

“Partnership” means Sotherly Hotels LP, a Delaware limited partnership.

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (f) any other non-monetary Liens that, in the aggregate, would not reasonably be expected to materially impair the value or the continued use and operation of the assets or properties to which they relate.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Representatives” means collectively, with respect to any Person, such Person’s directors, officers, Affiliates, employees, investment bankers, attorneys, accountants, consultants, brokers, or other agents, advisors, or authorized representative of such Person.

“Subsidiary” of a Person means (a) any corporation of which more than fifty percent (50%) of the securities having by their terms the power to vote in the election of directors is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by such Person and/or by one or more of its Subsidiaries or of which such Person and/or one or more of its Subsidiaries is a general partner, manager, managing member or the equivalent. For the purposes of this definition, with respect to the Company, “Subsidiary” shall include but shall not be limited to the Partnership.

“Superior Proposal” means a Takeover Proposal (with all percentages in the definition of Takeover Proposal increased to fifty one percent (51%)) made by a third party on terms that the

Company Board determines in good faith (after consultation with its legal counsel and financial advisors) and considering such factors as the Company Board considers to be appropriate, are more favorable to the Company’s stockholders than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Takeover Proposal under the provisions of Section 5.04(d)).

“Takeover Proposal” means any proposal or offer made by any Person (other than Parent, Merger Sub or any Affiliate thereof) or group (as defined in Section 13(d)(3) of the Exchange Act) of Persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture (other than joint ventures in the ordinary course), transfer or disposition or similar transaction, (A) of assets or businesses of the Company and its Subsidiaries, taken as a whole, (x) that generate 15% or more of the revenues or net income of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (y) that represent 20% or more of the consolidated total assets (based on fair market value) of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (B) of 15% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company (including through any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 15% or more of the outstanding shares of any class of voting securities of the Company or the Partnership), or (C) any combination of the foregoing, in each case ((A) through (C)), other than the Merger and the other transactions contemplated by this Agreement.

“Taxes” means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Protection Agreement” means any written agreement to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries has agreed to (a) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular owner, (b) retain or not dispose of assets for a period of time that has not since expired, (c) make or refrain from making Tax elections, and/or (d) only dispose of assets in a particular manner, in each case for the purpose of preserving Tax deferral with respect to appreciated property contributed to a Subsidiary of the Company treated as a partnership for United States federal income tax purposes.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time. Any reference to a particular provision of the Treasury Regulations means, where appropriate, the corresponding successor provision.

“Willful Breach” means a material breach of, or failure to perform, any representation, warranty, covenant, agreement or other obligation set forth in this Agreement that (a) with respect to any such representation or warranty, has been made with the actual knowledge of the breaching party, or (b) with respect to any such covenant, agreement or other obligation, is a consequence of an act or omission undertaken by the breaching party with the actual knowledge or intent that the taking of such action or the failure to take such action would, or would reasonably be expected to, result in, constitute or cause a material breach of this Agreement.

(b) The following terms have the respective meanings set forth in the Sections set forth below opposite such term:

Agreement	Preamble	ESOP	Definition of Company Stock Plans
Articles of Merger	Section 1.03
Assumed Indebtedness	Section 5.20(d)
Assumption Documents	Section 5.20(d)	Exchange Act	Section 3.03(c)
Book-Entry Share	Section 2.01(c)	Existing Lender	Section 5.20(d)
Cancelled Preferred Stock	Section 5.15(a)	Fee Letter	Section 4.05(a)
Cancelled Shares	Section 2.01(a)	Financing Indemnified Parties	Section 5.20(c)
Capitalization Date	Section 3.02(a)	GAAP	Section 3.04(b)
Certificate	Section 2.01(c)	Governmental Entity	Section 3.03(c)
Charter	Section 1.05	GP Interests	Section 3.02(d)(i)
Closing	Section 1.02	HSR Act	Section 3.03(c)
Closing Date	Section 1.02	Indemnified Party	Section 5.07(a)
COBRA	Section 3.12(c)	Interim Period	Section 5.01(a)
Commitment Letter	Section 4.05(a)	KWHP	Section 2.01(f)
Company	Preamble	Lenders	Section 4.05(a)
Company Adverse Recommendation Change	Section 5.04(d)	LP Interests	Section 3.02(d)(i)
		Merger	Section 1.01
Company Board	Recitals	Merger Consideration	Section 2.01(b)
Company Board Recommendation	Section 3.03(d)	Merger Sub	Preamble
Company Common Stock Recitals		MGCL	Recitals
Company Disclosure Letter	ARTICLE III	MLLCA	Recitals
Company Employee	Section 3.12(a)	Nasdaq	Section 3.03(c)
Company Employee Plans	Section 3.12(a)	New Commitment Letter	Section 5.21(d)
Company Financial Advisor	Section 3.11	Notice of Superior Proposal	Section 5.04(d)
Company Insurance Policies	Section 3.16	Organizational Documents	Section 3.01(b)
Company Leased Real Property	Section 3.13(b)	Original Confidentiality Agreement	Section 5.03(b)
Company Material Contract	Section 3.14
Company Owned Real Property	Section 3.13(a)	Other Governmental Approvals	Section 3.03(c)
Company Preferred Stock	Section 3.02(a)	Parent	Preamble
Company Protected Information	Section 3.08(e)	Parent Disclosure Letter	ARTICLE IV
Company Proxy Statement	Section 3.17	Paying Agent	Section 2.02(a)
Company Restricted Share	Section 2.06(a)	Payment Fund	Section 2.02(a)
Company SEC Documents	Section 3.04(a)	Pending Sale Properties	Section 3.13(c)
Company Securities	Section 3.02(d)(iii)	Permits	Section 3.09(b)
		Preferred Book-Entry Share	Section 5.15(b)
Company Stockholders Meeting	Section 5.05(a)	Preferred Certificate	Section 5.15(b)
Company Subsidiary Securities	Section 3.02(d)	Preferred Stock Conversion	Section 5.15(a)
Confidentiality Agreement	Section 5.03(b)	Preferred Stock Payment Fund	Section 5.15(b)
Consent	Section 3.03(c)	Prior Sales	Section 3.13(c)
Contracting Parties	Section 8.15(a)	Proxy Statement	Section 3.17
Debt Financing	Section 4.05(a)	Qualified REIT Subsidiary	Section 3.01(c)
Development Expenditures	Section 3.13(e)	REIT	Section 3.07(b)
Development Projects	Section 3.13(e)	Requisite Company Vote	Section 3.03(a)
EDGAR	Section 3.04(a)	Sarbanes-Oxley Act	Section 3.04(a)
Effective Time	Section 1.03	SDAT	Section 1.03
End Date	Section 7.02(a)	SEC	Section 3.03(c)
Enforceability Exceptions	Section 3.03(a)	Securities Act	Section 3.04(a)

Series A Preferred Interests	Section 3.02(d)(i)	Solvent	Section 4.04
		Superior Proposal Notice Period	Section 5.04(c)
Series A Preferred Stock	Section 3.02(a)	Surviving Corporation	Section 1.01
Series B Preferred Stock	Section 3.02(a)	Taxable REIT Subsidiary	Section 3.01(c)
Series B Preferred Units	Section 3.02(d)(i)	Transfer Right	Section 3.13(c)
		Transfer Taxes	Section 5.18
Series C Preferred Stock	Section 3.02(a)	Voting Debt	Section 3.02(c)
Series C Preferred Units	Section 3.02(d)(i)

Series D Preferred Stock	Section 3.02(a)
Series D Preferred Units	Section 3.02(d)(i)

Section 8.02 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, or as expressly indicated otherwise: (i) references herein to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; (ii) references herein to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder; (iii) whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (iv) use of the word “or” is not exclusive: (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (vi) a reference in this Agreement to $ or dollars is to U.S. dollars; (vii) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined; (viii) the words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ix) references to “made available” or “provided to” (or words of similar import) when referring to any document or information being made available by the Company to Parent or Merger Sub shall mean posted to the Data Room at least two (2) Business Days prior to the date of this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.03 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 8.04 Governing Law. This Agreement, and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Maryland without giving effect to any choice or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Maryland.

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Circuit Courts of the State of Maryland, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in any state or federal court within the State of Maryland. Each of the parties hereto agrees and agree that service of process on such party at the address referred to in Section 8.07 (or such other address as may be specified in accordance with Section 8.07) by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service shall be deemed effective service of process. Service made pursuant to the foregoing sentence shall have the same legal force and effect as if served upon such Party personally within the State of Maryland. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING

OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 8.07):

If to Parent or Merger Sub, to:	c/o Kemmons Wilson Hospitality Partners II, LP 20 Huling Avenue Memphis, TN 38103 Attention: Webb Wilson Email: wwilson@kwcmgmt.com
with a copy (which will not constitute notice to Parent or Merger Sub) to:	Bass, Berry & Sims PLC The Tower at Peabody Place 100 Peabody Place, Suite 1300 Memphis, TN 38103 Attention: Richard Mattern Email: rmattern@bassberry.com
If to the Company, to:	Sotherly Hotels, Inc. 306 South Henry Street, Suite 100 Williamsburg, Virginia 23185 Attention: David R. Folsom Email: davefolsom@sotherlyhotels.com

with a copy (which will not constitute notice to the Company) to:	Frost Brown Todd LLP 400 W. Market St. Suite 3200 Louisville, KY 40202 Attention: Jeff Hallos & James Giesel Email: jhallos@fbtlaw.com; jgiesel@fbtlaw.com

Section 8.08 Entire Agreement. This Agreement (including all exhibits, annexes, and schedules referred to herein), the Company Disclosure Letter, the Parent Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Parent Disclosure Letter, and the Company Disclosure Letter (other than an exception expressly set forth as such in the Parent Disclosure Letter or the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except: (a) the provisions of ARTICLE II (which, from and after the Effective Time, also shall be for the benefit of holders of Company Common Stock and Company Equity Awards immediately prior to the Effective Time), (b) Section 5.07 (which, from and after the Effective Time, also shall be for the benefit of the Indemnified Parties), (c) Section 5.15 and Section 5.16 (which, from and after the Effective Time, also shall be for the benefit of holders of Company Preferred Stock and holders of LP Interests (other than the Company and its Subsidiaries)), and (d) Section 5.20, Section 7.07 or Section 8.15(b) (which also shall be for the benefit of the Debt Financing Sources and their respective heirs, executors, estates, personal representatives, successors and assigns). The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the parties. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.10 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties.

The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither Parent or Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent in the case of Parent and Merger Sub), other than the pledge of Parent’s rights hereunder as security to its Debt Financing Sources (but no such assignment shall relieve Parent of any of its obligations under this Agreement). No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12 Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement in accordance with ARTICLE VII, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

(b) The parties further agree (i) the seeking of remedies pursuant to Section 8.13(a) will not in any respect constitute a waiver by any of the Company, Parent or Merger Sub seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, in the event that the remedies provided for in Section 8.13(a) are not available or otherwise not granted and (ii) nothing set forth in this

Agreement will require the Company, Parent or Merger Sub to institute any proceeding for (or limit any of the Company’s, Parent’s or Merger Sub’s right to institute any proceeding for) specific performance under this Section 8.13 prior or as a condition to exercising any termination right under ARTICLE VII, nor shall the commencement of any Legal Action by any of Parent or Merger Sub seeking remedies pursuant to Section 8.13(a) or anything set forth in this Section 8.13 restrict or limit Parent’s right to terminate this Agreement in accordance with the terms of ARTICLE VII or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 8.14 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format will be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

Section 8.15 Non-Recourse.

(a) Each party hereto agrees, on behalf of itself and its Affiliates, that any suit, claim, action or proceeding (whether in Contract or in tort, at law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (i) this Agreement (including the Debt Financing or any other debt or equity financing of Parent in connection with this Agreement) or any other transactions contemplated hereunder; (ii) the negotiation, execution or performance this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement); (iii) any breach or violation of this Agreement; and (iv) any failure of the Merger (including the Debt Financing or any other debt or equity financing of Parent in connection with this Agreement) or any other transactions contemplated hereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement (as applicable, the “Contracting Parties”), and in the case of the Confidentiality Agreement, the parties expressly identified as parties to the Confidentiality Agreement, and in accordance with, and subject to the terms and conditions of, this Agreement or the Confidentiality Agreement, as applicable. Notwithstanding anything in this Agreement to the contrary, each party hereto (i) agrees, on behalf of itself and its affiliates, that no recourse under this Agreement or in connection with the Merger (including the Debt Financing) or any other transactions contemplated hereunder will be sought or had against any other Person, including any of its Affiliates, associates, Representatives and employees, and no other Person, including any of its Affiliates, associates, Representatives and employees, will have any liabilities or obligations (whether in Contract or in tort, at law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), in each case, other than a Contracting Party, for any suit, claim, action, proceeding, obligation or liability arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (i) through (iv), (ii) waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any other Person, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (iii) expressly disclaims any reliance upon any Person who is not a Contracting Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

(b) Notwithstanding anything herein to the contrary, the Company, on behalf of itself and its Affiliates, hereby agrees that the Debt Financing Sources will not have any liability (whether in Contract or in tort, at law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any suit, claim, action, proceeding, obligation or liability arising under, out of, in connection with or related in any manner to this Agreement or any of the transactions contemplated hereby or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 8.15(b) will limit the liability or obligations of the Debt Financing Sources to Parent under any (i) debt commitment letter with Parent (and its successors and assigns) or (ii) definitive documentation with respect to the Debt Financing).

Section 8.16 Expenses. Except as expressly set forth in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses.

Section 8.17 Xerox Provisions. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Parent or any of its Affiliates under or pursuant to the Commitment Letter or any other agreement entered into with respect to the Debt Financing or any other loan or debt financing arrangement entered into in connection with this Agreement), each Company Related Party:

(a) (i) waives any and all claims and causes of action against the Debt Financing Sources relating to or arising out of this Agreement, the Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing, or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (ii) agrees that none of the Debt Financing Sources will have any liability to any party to this Agreement or any of its Affiliates relating to or arising out of this Agreement, the Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing, or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature, and (iii) agrees not to seek to enforce commitments or other rights under the Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing, against, or make any claims for breach of such commitments or such other rights against, or seek to recover monetary damages from, the Debt Financing Sources, or otherwise sue the Debt Financing Sources for any reason related to the Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing, except, in each case (i) through (iii), in the case of the Parent and its Affiliates, pursuant to or in connection with the Debt Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, and/or any contract entered into with respect to any of the foregoing;

(b) subject to clause (a) above, agrees not to bring, or support any Person in bringing, or permit any of its Affiliates to bring, or support any Person in bringing, any legal proceeding against, or seek to recover monetary damages from, any Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing, or the performance of any services thereunder, whether in law or in equity, in contract or in tort or otherwise, in any forum, other than the Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York;

(c) agrees that any proceeding against any of the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing, or the performance of any services thereunder, whether in law or in equity, in contract or in tort or otherwise, shall be subject to the exclusive jurisdiction of, and shall be brought and heard and determined exclusively in, the Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof and irrevocably submits itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court;

(d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any such legal proceeding in the Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof;

(e) agrees that any such legal proceeding shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state);

(f) agrees that service of process upon such party in any such legal proceeding shall be effective if notice is given in accordance with the notice provisions of this Agreement;

(g) knowingly, intentionally and voluntarily waives (to the fullest extent permitted by law) trial by jury in any proceeding brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Commitment Letter, any other loan or debt financing arrangement entered into in connection with this Agreement, or any contract entered into with respect to any of the foregoing or the performance of any services thereunder;

(h) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may rely upon and enforce, this section and any of the provisions in this Agreement reflecting the agreements set forth in this section; and

(i) agrees that the provisions in this section, the definitions used in this section (as used in such section) and any other provisions of this Agreement to the extent an amendment, waiver or modification thereof would adversely affect the substance of any of the foregoing as it affects the Debt Financing Sources, shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Commitment Letter and any other commitment letter or loan or debt financing arrangement entered into in connection with this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SOTHERLY HOTELS INC. By: /s/ David R. Folsom Name: David R. Folsom Title: President and Chief Executive Officer
KW KINGFISHER LLC By: /s/ D. Webb Wilson Name: D. Webb Wilson Title: Authorized Person
SPARROWS NEST LLC By: /s/ D. Webb Wilson Name: D. Webb Wilson Title: Authorized Person

Signature Page to Agreement and Plan of Merger